Exhibit 99.1

2021
Notice and Management Information Circular

For the Annual and Special Meeting of Shareholders
to be held on May 5, 2021

Franco Nevada

The GOLD Investment that WORKS

Dear Shareholders:

March 19, 2021

2020 highlighted the resilience of our business despite the difficulties of the COVID-19 pandemic. Thank you to our staff, stakeholders and the employees and communities at our operating assets whose efforts, often in difficult circumstances, contributed to this success.

Our tag-line is “Franco-Nevada is the gold investment that works” and we are committed to ensuring it does work, for our shareholders, our operating partners and our communities.

We believe combining a lower-risk gold investment with a strong balance sheet, progressive dividends and exposure to exploration optionality is the right mix to appeal for investors seeking to hedge market instability.

We build long-term alignment with our operating partners, knowing we are only successful if they are. This win-win approach and the natural flexibility of royalties and streams is proving to be an effective financing tool for the cyclical resource sector.

We continue to work hard to be a positive force in our communities, ensuring high governance standards, providing a safe and diverse workplace, promoting responsible mining and contributing to build community support for the operations in which we invest.

Our aspiration is to make Franco-Nevada the “go-to” gold stock and, since our IPO in 2007, our business model has created true shareholder value with an absolute return of over 860% and a compounded annual growth rate approaching 20%. We increased dividends for the thirteenth consecutive year and cumulative dividends now exceed US$1.4 billion. At year-end, our market capitalization exceeded US$24 billion, ranking Franco-Nevada among the largest gold companies in the world.

Despite commodity volatility and curtailments to operations due to the COVID-19 pandemic, our diverse portfolio generated record results. We were the beneficiary of record gold prices, our GEO deliveries increased year over year and our revenue exceeded US$1 billion for the first time.

Cobre Panama joined Candelaria, Antapaccay and Antamina as a core producing asset for Franco-Nevada, contributing to a stable revenue base for decades to come. We expect further record production as Cobre Panama ramps-up over the coming years. The record gold prices through the year spurred strong organic growth across our portfolio including exploration success, expansions and new mine builds.

Although our focus is growing our gold exposure, we also make opportunistic investments in other metals and energy. This strategy adds to our growth options and increases our exposure to resource sector optionality. Over the last 12 months we acquired a gold and silver stream on the Condestable copper operations in Peru, a portfolio of natural gas royalties in the Haynesville shale and a royalty on the Cascabel copper/gold development property in Ecuador.

We are proud that Franco-Nevada continues to receive top environmental, social and governance (“ESG”) ratings. In 2020, this included being ranked #1 out of 84 gold companies by Sustainalytics, receiving an MSCI ESG Rating of “AA” and being rated Prime by ISS ESG. We have played a leading role in establishing the World Gold Council’s “Responsible Gold Mining Principles” and are a UN Global Compact participant, the world’s largest sustainability initiative. Franco-Nevada is committed to diversity and inclusion and, in the last year, are proud to have signed the BlackNorth Initiative pledge (aimed at eliminating systemic racism) and become a Founding Member of the Prosperity Project (aimed at mitigating the impact of COVID-19 on Canadian women), chaired by Maureen Jensen, one of our directors. We have also strengthened our commitment to increase diversity at Franco-Nevada by adopting a goal of at least 40% diverse representation at the Board and senior management levels.

We continue to operate our business with a small team of 35 people and have kept overhead low while our revenue and asset base have grown substantially. Our success is attributable to a highly capable team and the guidance of an experienced and deeply engaged Board of Directors. All of them have a material stake in the Corporation.

The May 6, 2020 annual meeting was a milestone in Franco-Nevada’s Board renewal and management succession process. Pierre Lassonde was appointed “Chair Emeritus”, David Harquail as non-executive Chair and Paul Brink as President & Chief Executive Officer. Under Pierre’s leadership, tremendous shareholder value was created. We also welcomed Maureen Jensen to the Board and Derek Evans was appointed as Lead Independent Director. The Honorable David R. Peterson will step down from the Board at our annual meeting this year and we thank him for the many years of valuable guidance that he has provided.

We are convinced of the long-term investment appeal of gold and are confident we will continue to create meaningful shareholder value throughout the commodity cycle.

Thank you for your ongoing trust and support.

“David Harquail” “Paul Brink” Chair President & CEO

At the 2019 Annual and Special Meeting of Shareholders

Notice of Annual and Special Meeting of Shareholders

Annual and Special Meeting (the “Meeting”) of the shareholders of Franco-Nevada Corporation (the “Corporation”)

Date:	Wednesday, May 5, 2021

Time:	4:00 p.m. (Toronto time)

Venue:	Virtual only meeting at https://web.lumiagm.com/403188891

Items of Business:	✓	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2020, together with the auditors’ report thereon;

	✓	to elect the directors of the Corporation;

✓

to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

	✓	to consider and, if thought appropriate, pass, with or without variation, an advisory resolution on the Corporation’s approach to executive compensation; and

	✓	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The management information circular (the “Circular”) dated March 19, 2021 provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Virtual Meeting

The Corporation will be conducting an online only shareholders’ meeting this year by live webcast at https://web.lumiagm.com/403188891 where registered shareholders and their duly appointed proxyholders can attend, submit questions and vote at the Meeting. Non-registered or beneficial shareholders must appoint themselves as proxyholder in order to be able to vote at the Meeting. Otherwise, such non-registered or beneficial shareholders will only be able to attend as a guest. Detailed instructions on how to participate in the virtual meeting are provided in the attached Circular.

Notice and Access

The Corporation is using the notice and access procedure (“Notice and Access”) adopted by the Canadian Securities Administrators for the delivery of the Circular. Under Notice and Access, shareholders are still entitled to receive a form of proxy (or voting instruction form) enabling you to vote at the Meeting. However, instead of receiving paper copies of the Circular, shareholders receive this notice of meeting which contains information about how to access the Circular electronically. Notice and Access reduces costs and is more environmentally friendly as it reduces the printing and mailing of documents.

The Circular and form of proxy (or voting instruction form) provide additional information concerning the matters to be dealt with at the Meeting. Shareholders are reminded to review all information contained in the Circular prior to voting.

For more information about Notice and Access procedures, please call toll-free at 1-866-964-0492.

Websites Where Meeting Materials are Posted

The Circular is available on the following Notice and Access website hosted by Computershare Investor Services Inc. (Canada): www.envisionreports.com/franco-nevada2021. The Circular is also available on the Corporation’s website, www.franco-nevada.com, under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

How to Obtain Paper Copies of Meeting Materials

All shareholders may request that paper copies of the Circular be sent to them by post delivery free of charge. Requests may be made up to one year from the date that the Circular is posted on the Corporation’s website. Prior to the Meeting, shareholders may request a paper copy of the Circular by calling the applicable toll-free number set out below and a copy will be mailed within three business days of receiving such request:

For registered shareholders: 1-866-962-0498 within North America and 1-514-982-8716 from outside North America. The 15-digit control number found on the proxy form will be required.

For beneficial shareholders: 1-877-907-7643 within North America and 1-905-507-5450 from outside North America or you may electronically submit a request at www.proxyvote.com. The 16-digit control number found on the voting instruction form will be required.

If a shareholder wishes to receive the Circular prior to the voting deadline as described below, the request should be made before 5:00 p.m. (Toronto time) on April 19, 2021.

After the Meeting, shareholders may request a paper copy of the Circular by calling 1-855-887-2243 within North America or emailing noticeandaccess@broadridge.com and a copy will be mailed within ten calendar days of receiving such request.

Voting

Shareholders are encouraged to vote. Registered shareholders as of the close of business on March 15, 2021 will be entitled to receive notice of, and vote at, the Meeting and any adjournment thereof. Please read the attached Circular carefully as it provides instructions on how shareholders can vote by proxy or virtually.

To be valid, proxies must be deposited with Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, no later than 5:00 p.m. (Toronto time) on May 3, 2021 or on the second business day preceding the date of any adjournment of the Meeting.

Non-registered beneficial shareholders should follow the instructions of their intermediaries in order to vote their shares.

By order of the Board of Directors

“Lloyd Hong”

Chief Legal Officer & Corporate Secretary

Dated at Toronto, the 19th day of March, 2021.

Indebtedness of Directors and Officers	88
Interest of Management and Others in Material Transactions	88
Directors and Officers Liability Insurance	88
SHAREHOLDER PROPOSALS FOR NEXT MEETING	88
ADDITIONAL INFORMATION	88
DIRECTORS’ APPROVAL	89
Schedule “A” FRANCO-NEVADA CORPORATION MANDATE OF THE BOARD OF DIRECTORS	90

PROXY INFORMATION – Q&A

This management information circular (this “Circular”) is furnished in connection with the solicitation by the management of Franco-Nevada Corporation (the “Corporation” or “Franco-Nevada”) of proxies to be used at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held by live webcast at https://web.lumiagm.com/403188891 on Wednesday, May 5, 2021, at 4:00 p.m. (Toronto time), and at all adjournments thereof, for the purposes set forth in the notice of the Meeting that accompanies this Circular (the “Notice of Meeting”).

Who can vote?

The directors have fixed March 15, 2021 as the record date for the determination of shareholders entitled to receive notice of the Meeting. Shareholders of record on such date are entitled to vote at the Meeting.

Who is soliciting my proxy?

Management of the Corporation is soliciting your proxy. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or employees of the Corporation. Such persons will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting. The Corporation may pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and the Circular to beneficial owners of common shares and obtaining proxies therefor. The total cost of the solicitation will be borne directly by the Corporation.

How do I vote?

Registered Shareholders

You are a Registered Shareholder if you hold your shares in your own name. A Registered Shareholder may vote via proxy in advance of the Meeting or during the virtual Meeting. If you vote in advance of the Meeting via proxy and also vote at the virtual Meeting, your voting instructions received via proxy will be revoked.

Beneficial Shareholders

You are a Beneficial Shareholder if your shares are not held in your own name and are held through your broker, investment dealer, bank, trust company, custodian or clearing agency, nominee or other intermediary. A Beneficial Shareholder may vote via VIF (as defined below) in advance of the Meeting or during the virtual Meeting. If you vote in advance of the Meeting via VIF and also vote at the virtual Meeting, your voting instructions received via VIF will be revoked.

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Voting in advance of the meeting via proxy or VIF

Registered Shareholder - Voting by Proxy

Registered Shareholders will receive a proxy form which can completed in advance of the Meeting and provide voting instructions.  The proxy form can be completed by mail, telephone or via the internet.  The proxy form provides detailed instructions on how to use any of these voting options.

The persons named in the enclosed form of proxy are officers or directors of the Corporation. You have the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons specified in such form of proxy to attend and act on your behalf at the Meeting.

If you submit a proxy without specific voting instructions, your shares will be voted FOR each of the matters referred to herein.

A shareholder who has given a proxy may revoke it:

(i)	by depositing an instrument in writing, including another completed form of proxy, executed by such shareholder or shareholder’s attorney authorized in writing either:
a.	at the registered office of the Corporation at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof; or
b.	at the offices of Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1; or
(ii)	in any other manner permitted by law.

Beneficial Shareholder – Voting by VIF

Common shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific voting instructions, brokers and their nominees are prohibited from voting common shares held for Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person or that a proxyholder is duly appointed to attend the Meeting.

Applicable securities regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.

The majority of brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to Broadridge Investor Communications Corporation (“Broadridge”). Broadridge supplies a voting instruction form (“VIF”) and the VIF can be completed by mail, telephone or via the internet.  The VIF provides detailed instructions on how to use any of these voting options.

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Voting at the Virtual Meeting

Registered Shareholders

If you are a Registered Shareholder and wish to vote at the virtual Meeting instead of via proxy you should go to https://web.lumiagm.com/403188891 prior to the start of the Meeting to login. Click on “I have a login” and enter your 15-digit control number along with the password “franco2021”. Please follow the prompts provided once you have logged in to the Meeting.

If you are a Registered Shareholder and wish to appoint someone to attend as your proxyholder, please refer to “Voting by Proxyholder” below.

Beneficial Shareholders

If you are a Beneficial Shareholder and you wish to attend and vote at the Meeting or appoint someone to attend as your proxyholder, please refer to “Voting by Proxyholder” below.

Voting by Proxyholder

As this year’s Meeting is a virtual meeting, there is a two-step process that must be completed for any Registered or Beneficial Shareholder that wishes to appoint a proxyholder (other than the named Management Appointees) to represent and vote on such shareholder’s behalf at the Meeting. Specifically, the following two steps need to be completed:

(1)	You must follow the instructions provided in the proxy (in the case of Registered Shareholders) or VIF (in the case of Beneficial Shareholders) to appoint your proxyholder. You may appoint yourself or a third party that does not need to be a shareholder.
(2)	Once you have submitted your proxy or VIF with your new proxyholder, you must register your proxyholder at https://www.computershare.com/FrancoNevada by May 3, 2021, and provide the necessary contact information for your proxyholder so that Computershare may provide the proxyholder with a username via email.

Failure to complete both steps outlined above will result in the proxyholder not receiving a username to participate in the Meeting.

If you are a proxyholder, go to https://web.lumiagm.com/403188891 prior to the start of the Meeting to login. Click on “I have a login” and enter your username along with the password “franco2021”. Please follow the prompts provided once you have logged in to the Meeting.

Guests

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. If you wish to simply attend the Meeting, please go to https://web.lumiagm.com/403188891 prior to the start of the meeting and click on “I am a guest” and complete the online form.

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Notice and Access

This Circular is being sent to both Registered Shareholders and Beneficial Shareholders of our common shares using Notice and Access, the delivery procedures that allow the Corporation to send shareholders paper copies of a Notice of Meeting and form of proxy (or VIF) while providing shareholders access to electronic copies of the Circular over the internet or the option to receive paper copies of the Circular if they so request within the prescribed time periods. For more information, please refer to the Notice of Meeting delivered to you.

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MANAGEMENT INFORMATION CIRCULAR

Except where otherwise indicated, this Circular contains information as of the close of business on March 19, 2021.

Voting Securities and Principal Holders Thereof

As at March 19, 2021, there were 190,956,476 common shares of the Corporation issued and outstanding. Each common share has the right to one vote on each matter at the Meeting.

To the knowledge of the directors and officers of the Corporation, there are no persons or companies beneficially owning, or exercising control or direction over, directly or indirectly, 10% or more of the issued and outstanding common shares of the Corporation.

Interests of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed below, management of the Corporation is not aware of a material interest, direct or indirect, by way of beneficial ownership of common shares or otherwise, of any director or officer of the Corporation at any time since the beginning of the Corporation’s last financial year, of any proposed nominee for election as a director of the Corporation, or of any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

Reporting Currency

Please note that all dollar amounts reported in this Circular are reported in Canadian dollars and the symbol $ refers to the Canadian dollar, unless otherwise indicated.

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BUSINESS OF THE MEETING

Item 1 – Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2020 and the auditors’ report thereon will be placed before the shareholders at the Meeting. The audited consolidated financial statements are available from the Corporation upon request or they can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.franco-nevada.com.

Item 2 – Election of Directors

At the Meeting, it is proposed that ten directors be elected to the board of directors of the Corporation (the “Board”). Each director’s term of office will expire at the next annual meeting of shareholders of the Corporation or when his or her successor is duly elected or appointed, unless his or her term ends earlier in accordance with the articles or by-laws of the Corporation, he or she resigns from office or becomes disqualified to act as a director of the Corporation.

For further information on the director nominees, director compensation and our corporate governance practices, please refer to pages 9 to 44 of this Circular.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set forth below.

The Board has adopted a policy on majority voting. If, with respect to any particular nominee, such nominee is not elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election, then for purposes of the policy the nominee shall be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law. A person elected as a director who is considered under this test not to have received the support of the shareholders must immediately submit to the Board his or her resignation, to take effect upon acceptance by the Board. The Board will refer the resignation to the Compensation and ESG Committee (the “CESGC”) for consideration. A nominee who tenders a resignation pursuant to the policy will not participate in any meeting of the Board or the CESGC at which the resignation is considered. The Board will promptly accept the resignation unless the CESGC determines that there are exceptional circumstances (for example, relating to the composition of the Board or the voting results) that should delay the acceptance of the resignation or justify rejecting it. In any event, it is expected that the resignation will be accepted (or in rare cases rejected) and the Board will promptly announce its decision in a press release within 90 days of the meeting, including reasons for rejecting the resignation, if applicable. This policy does not apply to a contested meeting.

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Item 3 – Appointment of Auditors

The auditors of the Corporation are PricewaterhouseCoopers LLP, who were first appointed as auditors of the Corporation on November 29, 2007.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditors.

Fees

For the years ended December 31, 2020 and 2019, PricewaterhouseCoopers LLP was paid fees in Canadian dollars from the Corporation as detailed below:

	Dec 31, 2020	Dec 31, 2019

Audit Fees	C$1,221,016	C$1,066,098

Audit-Related Fees	C$86,670	C$133,350

Tax Fees	C$243,710	C$68,372

Other Fees	C$16,899	Nil

Total Fees	C$1,568,295	C$1,267,820

Note

Audit fees are reported on an accrual basis for the relevant year and include out-of-pocket expenses and administrative fees.

For the year ended December 31, 2020, “Audit-Related Fees” noted above are fees incurred for the French translation of documents, “Tax Fees” are fees incurred for tax compliance, planning, and audit support services, and “Other Fees” are fees incurred for the completion of agreed upon procedures regarding the amounts of silver delivered under the Antamina stream. For the year ended December 31, 2019, “Audit-Related Fees” noted above are fees incurred for the French translation of documents and “Tax Fees” are fees incurred for tax compliance, planning and audit support services.

Policies and Procedures Regarding Services Provided by External Auditors

The Board, upon the recommendation of the Audit and Risk Committee (“ARC”), has adopted policies and procedures regarding services provided by external auditors (collectively, the “Auditor Independence Policy”). Under the Auditor Independence Policy, specific proposals for audit services and permitted non-audit services must be pre-approved by the ARC. The ARC may delegate to any one or more of its members pre-approval authority (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority must be presented to the ARC at its next meeting. The Auditor Independence Policy also provides that the ARC may pre-approve services (other than the annual audit service engagement) without the

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requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The ARC must be informed in writing at its next scheduled meeting of any engagement of the external auditor to provide services in such circumstances. The Auditor Independence Policy deems de minimus non-audit services to have been pre-approved by the ARC in limited circumstances and subject to certain conditions being met.

The Auditor Independence Policy prohibits the external auditors from providing any of the following types of non-audit services: (a) bookkeeping or other services related to the accounting records or financial statements; (b) financial information systems design and implementation; (c) appraisal or valuation services, fairness opinions, or contribution-in-kind reports; (d) actuarial services; (e) internal audit outsourcing services; (f) management functions or human resources services; (g) corporate finance or other services; (h) broker-dealer, investment advisor or investment banking services; (i) legal services; (j) expert services; and (k) any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The Auditor Independence Policy provides that the external auditor should not be precluded from providing tax or advisory services that do not fall within any of the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the external auditor.

Item 4 – “Say-on-Pay” Advisory Resolution

Shareholders of the Corporation are being given the opportunity to vote on an advisory basis “for” or “against” the Corporation’s approach to executive compensation through the following resolution (the “Say-on-Pay Advisory Resolution”):

BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the board of directors of the Corporation, the shareholders accept the approach to executive compensation as disclosed in the Corporation’s management information circular dated March 19, 2021.

The Board recommends to shareholders of the Corporation that they vote FOR the Say-on-Pay Advisory Resolution. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be voted against the Say-on-Pay Advisory Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Say-on-Pay Advisory Resolution.

Since the vote is advisory, it will not be binding on the Board or the CESGC. However, the Board and, in particular, the CESGC, will consider the outcome of the vote as part of its ongoing review of executive compensation. The Corporation’s approach to executive compensation was accepted at the previous shareholder meeting in 2020. This advisory vote indicated “for” 137,590,978 (95.71%) and “against” 6,161,871 (4.29%). For further information on the Corporation’s approach to executive compensation, please refer to pages 45 to 81 of this Circular.

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DIRECTOR INFORMATION

Nominee Information

The following table sets forth for each of the persons proposed to be nominated for election as directors their name, age, city, province/state, and country of residence; their principal occupations or employment; a brief biographical description; the date on which they became directors of the Corporation; their independence; their memberships on the ARC or CESGC, as applicable; their attendance at Board meetings; their attendance at ARC and CESGC meetings, as applicable; the number of common shares of the Corporation beneficially owned or over which control or direction is exercised, directly or indirectly; the number of stock options held; the number of deferred share units (“DSUs”) or restricted share units (“RSUs”) held; the “at-risk” values thereof; their voting results at previous shareholder meetings; and current other public board and committee memberships (including interlocks), all as at March 19, 2021.

For additional information regarding compensation, options and minimum ownership requirements, please see “Director Compensation” in this section.

David Harquail(1)

David Harquail is Chair of the Board. In this capacity, Mr. Harquail provides leadership to the Board of Directors in discharging their duties but is not involved in the day-to-day operations of the Corporation. For further details, please see “Statement of Governance Practices – Chair of the Board”. Prior to his appointment as Chair in May 2020, Mr. Harquail served as the Corporation’s Chief Executive Officer for more than 13 years since its initial public offering in 2007. He serves as a director of the Bank of Montreal and is a director and former Chair (2017-2020) of the World Gold Council. He has also held senior executive roles and served as a director of numerous public mining companies and has been actively involved in industry organizations. Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, an MBA from McGill University and is a registered Professional Engineer in Ontario. He is also a major benefactor of the School of Earth Sciences and its Mineral Exploration Research Centre (MERC) at Laurentian University in Sudbury as well as the Centre for Neuromodulation at Sunnybrook Health Sciences in Toronto.

Toronto, ON, Canada	Securities Held
Director Since:			At-Risk Value of			At-Risk Value of
Nov 13, 2007			Common Shares,			Common Shares,
Age: 64	Common		DSUs and RSUs(4)			DSUs, RSUs
	Shares(2)	DSUs(3)	Aggregate of:		Options(5)	and Options(6)
	969,912	809	(i) C$151,306,272		85,922	C$162,704,591
(969,912 Common Shares);
		RSUs(7)	(ii) C$126,204 (809 DSUs);
		21,126	(iii) C$2,245,464
(14,394 Performance-based
RSUs); and (iv) C$1,050,192,
(6,732 Time-based RSUs).
Board and Committee Positions			Membership and Attendance
Non-Independent Member of the Board			Board Meetings Attended in 2020: 7 of 7 - 100%
(Former CEO)			Mr. Harquail regularly attends meetings of the committees
Committee Memberships: None			of which he is not a member.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2020			136,237,484	(94.77%)	7,515,373	(5.23%)
2019			123,850,572	(99.72%)	342,404	(0.28%)
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
Bank of Montreal			Audit and Conduct Review

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Paul Brink(1)

Paul Brink is President & CEO and a director of Franco-Nevada. Prior to his appointment as CEO, Mr. Brink served as President & Chief Operating Officer of Franco-Nevada from May 2018 to May 2020. He has been with Franco-Nevada since its IPO in 2007 and successfully led its business development activities as SVP, Business Development from 2008 until his promotion to President & Chief Operating Officer in 2018. He previously had roles in corporate development at Newmont, investment banking at BMO Nesbitt Burns and project financing at UBS. Mr. Brink holds a Bachelor’s degree in Mechanical Engineering from the University of Witwatersrand and a Master’s degree in Management Studies from Oxford University.

Toronto, ON, Canada	Securities Held
Director Since:				At-Risk Value of		At-Risk Value of
May 6, 2020	Common			Common Shares and		Common Shares,
Age: 53	Shares(2)	RSUs(8)		RSUs(4)	Options(5)	RSUs and Options(6)
	211,686	26,847		Aggregate of: (i) C$33,023,016	192,619	C$60,081,259
(211,686 Common Shares);
(ii) C$2,793,180
(17,905 Performance-based
RSUs); and (iii) C$1,394,952
(8,942 Time-based RSUs).
Board and Committee Positions			Membership and Attendance
Non-Independent Member of the Board			Board Meetings Attended in 2020: 5 of 5 - 100%(9)
(President & CEO)			Mr. Brink regularly attends meetings of the committees
Committee Memberships: None			of which he is not a member.
Annual and Special Meeting Voting Results				Votes in Favour	Votes Withheld
2020			142,952,173	(99.44%)	800,684	(0.56%)
2019				N/A		N/A
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
None			None

Tom Albanese(1)

Tom Albanese is a director of Franco-Nevada. He served as CEO of Vedanta Resources plc (2014 to 2017), CEO of Vedanta Limited (2014 to 2017) and was CEO of Rio Tinto plc (2007 to 2013). Mr. Albanese is the lead independent director of Nevada Copper Corp. and previously served on the boards of Vedanta Resources plc, Vedanta Limited, Rio Tinto plc, Ivanhoe Mines Limited, Palabora Mining Company and Turquoise Hill Resources Limited. Mr. Albanese holds a Master’s of Science degree in Mining Engineering and a Bachelor of Science degree in Mineral Economics both from the University of Alaska Fairbanks.

Hillsborough, NJ, USA	Securities Held
Director Since:			At-Risk Value of		At-Risk Value of
Aug 8, 2013	Common		Common Shares		Common Shares,
Age: 63	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	11,235	13,115	C$3,798,600	75,000	C$12,035,850
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended in 2020: 7 of 7 - 100%
Committee Memberships: ARC			ARC Meetings Attended in 2020: 4 of 4 - 100%
Mr. Albanese regularly attends CESGC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2020			143,705,092	(99.97%)	47,765	(0.03%)
2019			124,056,759	(99.89%)	136,217	(0.11%)
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
Nevada Copper Corp.			Compensation Health, Safety, Environment and Technical (Chair)

10

Derek W. Evans(1)

Derek Evans is President & CEO of MEG Energy Corp. and is a director of Franco-Nevada. He served as President and CEO and a director of Pengrowth Energy Corporation from 2009 until March 15, 2018. Mr. Evans has over 39 years of experience in a variety of operational and senior executive positions in the oil and gas business in Western Canada. Mr. Evans is also active in not-for-profit organizations and is a board member of MaRS (an innovation hub). Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in Alberta. Mr. Evans is also a member of the Institute of Corporate Directors.

Calgary, AB, Canada	Securities Held
Director Since:			At-Risk Value of		At-Risk Value of
Aug 8, 2008	Common		Common Shares		Common Shares,
Age: 64	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	14,579	21,165	C$5,576,064	Nil	C$5,576,064
Board and Committee Positions			Membership and Attendance
Lead Independent Director of the Board			Board Meetings Attended in 2020: 7 of 7 - 100%
Committee Memberships: CESGC(10)			ARC Meetings Attended in 2020: 4 of 4 - 100%
Mr. Evans regularly attended CESGC meetings prior to joining the CESGC(10).
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2020			142,580,720	(99.18%)	1,172,137	(0.82%)
2019			123,839,973	(99.72%)	353,003	(0.28%)
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
MEG Energy Corp.			None

Catharine Farrow(1)

Catharine Farrow is a director of Franco-Nevada. She is a Registered Professional Geoscientist (PGO) with more than 25 years of mining industry experience. She also serves as a Director of Centamin plc and of Eldorado Gold Corporation and is active in the mining industry in both private companies and academia. From 2012 to 2017 she was Founding CEO, Director and Co-Founder of TMAC Resources Inc. Dr. Farrow has served on the Board of a number of not-for-profit and government Advisory Boards. She has been honoured as one of the 100 Global Inspirational Women in Mining (2015 and 2018) and is a past recipient of the William Harvey Gross Medal of the Geological Association of Canada (2000) and the Distinguished Alumni Award from the Acadia Alumni Association (2020). Dr. Farrow obtained her BSc (Hons) from Mount Allison University, her MSc from Acadia University and her PhD from Carleton University. She also holds the ICD.D designation.

Sudbury, ON, Canada	Securities Held
Director Since:			At-Risk Value of		At-Risk Value of
May 6, 2015	Common		Common Shares		Common Shares,
Age: 56	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	301	12,627	C$2,016,768	20,000	C$3,963,368
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended in 2020: 7 of 7 - 100%
Committee Memberships: CESGC			CESGC Meetings Attended in 2020: 5 of 5 - 100%
Dr. Farrow regularly attends ARC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2020			142,525,541	(99.15%)	1,227,316	(0.85%)
2019			123,826,788	(99.71%)	366,188	(0.29%)
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
Centamin plc Eldorado Gold Corporation			Audit & Risk, Sustainability (Chair) and Technical Compensation, Sustainability and Technical (Chair)

11

(1)
Louis Gignac(1)

Louis Gignac is Chair of G Mining Ventures Corp. (a public mining exploration and development company) and of G Mining Services Inc. (a private consultancy) and is a director of Franco-Nevada. Mr. Gignac previously served as President, CEO and a director of Cambior Inc., from 1986 to 2006 and previously held management positions with Falconbridge Copper Company and Exxon Minerals Company and has served as a director of several public companies. Mr. Gignac is a member of the Ordre des ingénieurs du Québec. Mr. Gignac holds a Doctorate of Engineering in Mining Engineering from the University of Missouri Rolla, a Master’s degree in Mineral Engineering from the University of Minnesota, and a Bachelor of Science degree in Mining Engineering from Laval University. He also holds the ICD.D designation. Mr. Gignac was inducted into the Canadian Mining Hall of Fame in 2016.

Brossard, QC, Canada	Securities Held
Director Since:			At-Risk Value of		At-Risk Value of
Nov 12, 2007	Common		Common Shares		Common Shares,
Age: 70	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	10,000	16,739	C$4,171,284	Nil	C$4,171,284
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended in 2020: 7 of 7 - 100%
Committee Memberships: CESGC			CESGC Meetings Attended in 2020: 5 of 5 - 100%
(Chair Designate)(11)			Mr. Gignac regularly attends ARC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2020			140,577,674	(97.79%)	3,175,183	(2.21%)
2019			123,442,193	(99.40%)	750,783	(0.60%)
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
G Mining Ventures Corp.			None

Maureen Jensen(1)

Maureen Jensen is a director of Franco-Nevada. She served as Chair and Chief Executive Officer of the Ontario Securities Commission (the “OSC”) from 2016 until April 2020 and was previously the Executive Director and Chief Administrative Officer of the OSC from 2011 to 2016. Before joining the OSC, Ms. Jensen was Senior Vice-President, Surveillance and Compliance at the Investment Industry Regulatory Organization of Canada. Ms. Jensen has held senior regulatory and business positions at the Toronto Stock Exchange and had a 20-year career in the mining industry. Ms. Jensen is also active in not-for-profit organizations including the Toronto Centre for Global Leadership in Financial Supervision, as Chair of the Prosperity Project, a Public Governor of FINRA in the United States and formerly with the Royal Ontario Museum. Ms. Jensen is a Registered Professional Geoscientist (PGO), holds the ICD.D designation and has a BSc. and Doctor of Laws (Honoris Causa).

Thornbury, ON, Canada	Securities Held
Director Since:			At-Risk Value of		At-Risk Value of
May 6, 2020	Common		Common Shares		Common Shares,
Age: 64	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	Nil	975	C$152,100	Nil	C$152,100
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended in 2020: 5 of 5 - 100%(13)
Committee Memberships: CESGC(12)			Ms. Jensen regularly attends meetings of the committees of which she is not a member.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2020			143,676,911	(99.95%)	75,946	(0.05%)
2019				N/A		N/A
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
None			None

12

Jennifer Maki(1)

Jennifer Maki is a director of Franco-Nevada. She is also a director of Baytex Energy Corp. She previously served as Chief Executive Officer of Vale Canada and Executive Director of Vale Base Metals (2014 to 2017) and previously held several other positions with Vale Base Metals, including Chief Financial Officer & Executive Vice-President and Vice-President & Treasurer. She has also served on the boards of not-for-profit organizations. Ms. Maki has a Bachelor of Commerce degree from Queen’s University and a postgraduate diploma from the Institute of Chartered Accountants, both in Ontario, Canada. She also holds the ICD.D designation.

Toronto, ON, Canada	Securities Held
Director Since:			At-Risk Value of		At-Risk Value of
May 8, 2019	Common		Common Shares		Common Shares,
Age: 51	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	Nil	2,549	C$397,644	Nil	C$397,644
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2020: 7 of 7 - 100%
Committee Memberships: ARC (Chair)(14)			ARC Meetings Attended 2020: 4 of 4 - 100%
Ms. Maki regularly attends CESGC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2020			143,676,298	(99.95%)	76,559	(0.05%)
2019			124,102,920	(99.93%)	90,056	(0.07%)
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
Baytex Energy Corp			Audit Human Resources & Compensation (Chair)

(1)
Randall Oliphant(1)

Randall Oliphant is a director of Franco-Nevada. He has worked in natural resources in many capacities for over 30 years. From 1999 to 2003, Mr. Oliphant was the President and Chief Executive Officer of Barrick Gold Corporation and since that time he has served on the boards of numerous public companies and not-for-profit organizations. He served as Executive Chairman of New Gold from 2009 to 2017. Mr. Oliphant presently serves on the advisory board of Metalmark Capital LLC, a leading private equity firm. Mr. Oliphant also served as Chairman of the World Gold Council from 2013 to 2017. Mr. Oliphant is a CPA, CA and was granted the designation of FCPA in 2016 in recognition of his outstanding contribution to his profession.

Toronto, ON, Canada	Securities Held
Director Since:			At-Risk Value of		At-Risk Value of
Nov 12, 2007	Common		Common Shares		Common Shares,
Age: 61	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	50,000	10,559	C$9,447,204	Nil	C$9,447,204
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2020: 7 of 7 - 100%
Committee Memberships: ARC (Former Chair)			ARC Meetings Attended 2020: 4 of 4 - 100%
Mr. Oliphant regularly attends CESGC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2020			142,013,374	(98.79%)	1,739,483	(1.21%)
2019			123,731,625	(99.63%)	461,351	(0.37%)
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
None			None

13

Elliott Pew(1)

Elliott Pew is a director of Franco-Nevada. He has over 39 years of diverse experience in the oil and gas industry and currently serves as a director of Enerplus Corporation. Previously, Mr. Pew served as Board Chair and a Member of the Audit and Risk Committee of Enerplus Corporation, as a director of Southwestern Energy Company, and as co-founder, executive and member of the board of managers of Common Resources I, II and III (private E&P). Prior to that, Mr. Pew held senior executive positions with Newfield Exploration Company in Houston and was Senior Vice President, Exploration of American Exploration Company. He holds an M.A. in Geology from the University of Texas at Austin and an A.B. in Geology from Franklin and Marshall College and is a member of the ICD and NACD.

Boerne, TX, USA	Securities Held
Director Since:			At-Risk Value of		At-Risk Value of
Sep 9, 2019	Common		Common Shares		Common Shares,
Age: 66	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	Nil	2,129	C$332,124	Nil	C$332,124
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended in 2020: 7 of 7 - 100%
Committee Memberships: ARC(15)			CESGC Meetings Attended in 2020: 4 of 4 - 100%
Mr. Pew regularly attended ARC meetings prior to joining the ARC(15).
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2020			143,081,000	(99.53%)	671,857	(0.47%)
2019				N/A		N/A
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
Enerplus Corporation			None

Notes

(1)	Additional information is provided in the “Statement of Governance Practices – Nomination of Directors” section of this Circular, which contains a “skills matrix” highlighting individual director skills.
(2)	The information as to the number of common shares of the Corporation and any of its subsidiaries beneficially owned, or over which control or direction is exercised, directly or indirectly, by each proposed director, including those that are not registered in the name of such director and not being within the knowledge of the Corporation, has been furnished by the respective director.
(3)	Non-employee directors are eligible to participate in the Corporation’s deferred share unit plan and receive DSUs thereunder. The CEO, as an employee director, is eligible to participate in the Corporation’s share compensation plan and receive RSUs thereunder. Mr. Harquail was appointed as Chair of the Board and became a non-executive director on May 6, 2020. The DSUs reported in the table reflect awards received by Mr. Harquail from the date of his appointment. For additional information regarding these plans, please see “Deferred Share Unit Plan” in this section and “Other Information – 2018 Share Compensation Plan Summary”. Fractional DSUs have been rounded.
(4)	Calculated as of March 19, 2021 using the closing price of the common shares on the TSX of C$156.00 per share.
(5)	For additional information regarding options held by directors, please see “Director Compensation” below.
(6)	Calculated as of March 19, 2021 using the closing price of the common shares on the TSX of C$156.00 per share, less the applicable exercise price for options.
(7)	Comprised of 14,394 performance-based RSUs and 6,732 time-based RSUs for Mr. Harquail. See “Statement of Executive Compensation”.
(8)	Comprised of 17,905 performance-based RSUs and 8,942 time-based RSUs for Mr. Brink. See “Statement of Executive Compensation”.
(9)	Mr. Brink was elected to the Board on May 6, 2020.
(10)	Mr. Evans ceased serving as a member of the ARC and was appointed to the CESGC, both effective as of March 11, 2021.
(11)	Mr. Gignac will become Chair of the CESGC effective as of May 5, 2021.
(12)	Ms. Jensen was appointed to the CESGC effective as of March 11, 2021.
(13)	Ms. Jensen was elected to the Board on May 6, 2020.
(14)	Ms. Maki was appointed Chair of the ARC effective as of March 11, 2021.
(15)	Mr. Pew ceased serving as a member of the CESGC and was appointed a member of the ARC, both effective as of March 11, 2021.

14

Securities laws require the Corporation to disclose whether a proposed director has within the past 10 years: (i) been a director or an executive officer of a company that has been subject to a cease trade or other order or become bankrupt; (ii) been bankrupt; (iii) been subject to any penalties or sanctions relating to securities legislation or entered into a settlement agreement with a securities regulatory authority; and (iv) been subject to any other penalties or sanctions that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director. To the Corporation’s knowledge (based on information furnished by the proposed directors), no disclosure is required in respect of the proposed directors, other than as follows:

Derek Evans was a director (until his resignation in January 2016) of a private oil and gas company that sought protection under the Companies’ Creditors Arrangement Act (Canada) in May 2016.

Under a settlement agreement dated November 30, 2017, Louis Gignac, a director of the Corporation, resolved concerns of the Authorité des marchés financiers (“AMF”) regarding a trade in shares of another issuer made in 2015. The AMF and Mr. Gignac agreed in the settlement agreement that Mr. Gignac traded shares in error while in possession of privileged information, as defined in the Securities Act (Quebec) (the “Quebec Act”). The AMF and Mr. Gignac agreed that Mr. Gignac self-reported his trading to the AMF, fully cooperated with the AMF and that Mr. Gignac had no intention of trading with privileged information. Mr. Gignac agreed to pay an administrative fine of $94,369 under section 204 of the Quebec Act to fully resolve the matter.

Other Disclosed Matters

On October 17, 2017, the SEC filed civil charges against each of Rio Tinto PLC, Tom Albanese and the former CFO of Rio Tinto PLC, alleging, among other things, violations of the anti-fraud, reporting, books and records and internal control provisions of U.S. federal securities laws in connection with conduct at Rio Tinto PLC and certain of its subsidiaries while Mr. Albanese was the CEO of Rio Tinto PLC and prior to his becoming a director of the Corporation. On March 2, 2018, the Australian Securities and Investments Commission (“ASIC”) commenced proceedings in the Federal Court of Australia against each of Rio Tinto Limited, Tom Albanese and the former CFO of Rio Tinto Limited relating to statements which ASIC alleges were misleading contained in the annual report of Rio Tinto Limited for 2011. On May 1, 2018, ASIC expanded the proceedings commenced on March 2, 2018 in the Federal Court of Australia. The expanded proceedings relate to Rio Tinto Limited’s alleged failure to recognize an impairment of a wholly owned subsidiary, Rio Tinto Coal Mozambique in its 2012 Interim Financial Statements. The Corporation is aware of the SEC and ASIC allegations and will continue to monitor the progress of the situation.

Director Compensation

Director Compensation Table

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation (“Form 51-102F6”) under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth in Canadian dollars all amounts of compensation earned by the non-executive directors for the Corporation’s most recently completed financial year.

15

Director Compensation Table
(in C$)

Name	Fees	Share-	Option-	Non-equity	All other	Total
	earned(1)	based	based	incentive	compensation(3)
		awards(2)	awards	plan
				compensation

Pierre Lassonde(4)	$47,102	$91,723	Nil	Nil	Nil	$138,825

David Harquail(5)	$87,898	$164,101	Nil	Nil	Nil	$251,999

Tom Albanese	$45,000	$267,413	Nil	Nil	$3,000	$315,413

Derek Evans(6)	$64,533	$278,387	Nil	Nil	$3,000	$345,920

Catharine Farrow	$45,000	$266,968	Nil	Nil	Nil	$311,968

Louis Gignac	$45,000	$272,523	Nil	Nil	$3,000	$320,523

Maureen Jensen(7)	$29,299	$164,129	Nil	Nil	Nil	$193,428

Jennifer Maki	$45,000	$253,137	Nil	Nil	$3,000	$301,137

Randall Oliphant	$70,000	$264,120	Nil	Nil	Nil	$334,120

David Peterson	$60,000	$282,014	Nil	Nil	$3,000	$345,014

Elliott Pew	$45,000	$252,272	Nil	Nil	$3,000	$300,272

Notes

(1)	For a breakdown of fees paid in cash versus fees credited in DSUs, see the chart under “Deferred Share Unit Plan” below. Fees paid or payable to the directors were payable in Canadian dollars. The annual retainer paid to each director is C$45,000. Messrs. Lassonde, Harquail, Evans, Oliphant and Peterson are also paid additional retainers for serving as the Chair of the Board, the Lead Independent Director, the Chair of the ARC and the Chair of the CESGC, respectively. The additional retainers are as follows: Chair of the Board (C$90,000/year), Lead Independent Director (C$30,000/year), Chair of the ARC (C$25,000/year) and Chair of the CESGC (C$15,000/year). The figures reported in the table reflect amounts received in 2020. See “Discussion of Director Compensation Table” below.
(2)	Represents the grant date fair value of the: (1) dividend equivalents credited under the DSU Plan (defined below) and (2) 1,231 DSUs credited to each director other than Mr. Harquail and Ms. Jensen who each received a pro-rated grant of 804 DSUs. See “Discussion of Director Compensation Table” below.
(3)	Includes travel fees for out-of-town directors and for directors travelling to out-of-town meetings, as applicable, of C$1,500 per day to a maximum of two days per meeting. Reimbursement to each of the directors for other expenses and fees was made during the year. These reimbursements were not considered perquisites, as they were integrally and directly related to the performance of each director’s duties.
(4)	Mr. Lassonde did not stand for re-election at the 2020 annual meeting of the Corporation. The figures reported in the table reflect amounts received by Mr. Lassonde up to his last day of service.
(5)	Mr. Harquail was appointed as Chair of the Board and became a non-executive director on May 6, 2020. The figures reported in the table reflect amounts received by Mr. Harquail from the date of his appointment.
(6)	Mr. Evans was appointed as Lead Independent Director on May 6, 2020. The figures reported in the table include amounts received by Mr. Evans as Lead Independent Director from the date of his appointment.
(7)	Ms. Jensen was elected to the Board on May 6, 2020. The figures reported in the table reflect amounts received by Ms. Jensen from the date of her election.

16

Discussion of Director Compensation Table

Significant factors necessary to understand the information disclosed in the Director Compensation Table above include the Board’s fee structure, the Corporation’s deferred share unit plan, and directors’ equity investment requirements.

Board Fees

The components of director compensation are as follows:

an annual retainer (the “Annual Retainer”) of C$45,000;
an additional retainer to the Chair of the Board of C$90,000, the Lead Independent Director of C$30,000, the Chair of the ARC of C$25,000 and the Chair of the CESGC of C$15,000;

the grant of DSUs equal to the lesser of (i) that number of DSUs having a grant date fair value of C$250,000, and (ii) 2,000 DSUs. This grant formula is intended to align director compensation with shareholder interests by not providing for guaranteed compensation while also ensuring the grant date value is not excessive (the “Annual DSU Grant”); and

the payment of travel fees (for out-of-town directors) of C$1,500 per day to a maximum of two days per meeting.

Directors are also reimbursed for out-of-pocket expenses for attending Board and committee meetings and in respect of other activities relating to Board service, which include contributing significant additional time and expertise to management for which directors receive no additional compensation. No director compensation is paid to directors who are members of management of the Corporation.

Deferred Share Unit Plan

Effective March 26, 2008, the Board adopted a deferred share unit plan (the “DSU Plan”), which permits directors who are not salaried officers or employees of the Corporation or a related corporation (referred to as “Eligible Directors”) to defer receipt of all or a portion of their Board fees until termination of Board service. The DSU Plan also provides the Board with the flexibility to award deferred share units (“DSUs”) to Eligible Directors as another form of compensation. Only Eligible Directors are permitted to participate in the DSU Plan which is administered by the CESGC.

With respect to conversion of Board fees into DSUs (“Conversion DSUs”), each Eligible Director may elect to be paid a minimum of 20% up to a maximum of 100% (in 10% increments) of Board fees in the form of Conversion DSUs in lieu of being paid such fees in cash. On the date on which Board fees are payable (on a quarterly basis), the number of Conversion DSUs to be credited to a participating Eligible Director (a “Participant”) is determined by dividing an amount equal to the designated percentage of the Board fees that the Participant has elected to have credited in Conversion DSUs on that fee payment date by the fair market value of a common share (i.e. weighted average trading price for the last five trading days) on that fee payment date.

17

The DSU Plan also permits the CESGC to award DSUs to directors as additional compensation. Under the DSU Plan, the CESGC is authorized to determine when these DSUs will be awarded, the number of DSUs to be awarded, the vesting criteria for each award of these DSUs, if any, and all other terms and conditions of each award. Unless the CESGC determines otherwise (as was done for the Annual DSU Grant as these DSUs are issued in arrears for services rendered), the DSUs awarded under the DSU Plan will be subject to a vesting schedule whereby they will become vested in equal instalments over three years with one-third vesting on the first anniversary of the award and one-third vesting on each of the subsequent anniversaries of the award. The CESGC may consider alternatives for vesting criteria related to the Corporation’s performance and has the flexibility under the DSU Plan to apply such vesting criteria to particular awards of DSUs. The DSU Plan also provides that: (i) where a Participant’s termination of Board service is as a result of death, all unvested DSUs will vest effective on the date of death, and (ii) in a change of control context, all unvested DSUs will vest immediately prior to the change of control.

When dividends are declared by the Corporation, a Participant is also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs the Participant holds on the record date for the payment of a dividend.

A Participant is permitted to redeem his or her vested DSUs only following termination of Board service by way of retirement, non-re-election as a director, resignation or death. A Participant (or, in the case of death of the Participant, the Participant’s legal representative) will be entitled, by giving written notice to the Corporation, provided the Participant is not at that time a salaried officer or an employee of the Corporation or a related corporation, to redeem, on one or more dates specified by the Participant (or the Participant’s legal representative, as the case may be) occurring on or after the date of such notice, which date(s) shall not, in any event, be prior to the tenth trading day following the release of the Corporation’s quarterly or annual financial results immediately following the Participant’s termination of Board service and shall not be later than December 1st of the first calendar year commencing after the time of such termination of Board service, all or a portion of the vested DSUs. If the Participant (or the Participant’s legal representative, as the case may be) fails to provide written notice to the Corporation in respect of the redemption of all or any portion of the Participant’s vested DSUs, the Participant (or the Participant’s legal representative, as the case may be) will be deemed to have elected to redeem all vested DSUs on December 1st of the calendar year commencing after the date of termination of Board service of the Participant. The DSU Plan has more specific restrictions on redemptions for U.S. Participants.

Upon redemption of DSUs, the Corporation will pay to the Participant a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by a calculation of the fair market value of a common share (i.e. weighted average trading price for the last five trading days) on the redemption date, net of any applicable deductions and withholdings. The DSU Plan does not entitle any Participant to acquire common shares of the Corporation nor does it allow for the issuance of common shares of the Corporation from treasury.

18

The following table outlines the breakdown of fees paid in cash versus fees credited in DSUs during the year ended December 31, 2020 and the total DSUs accumulated during the year ended December 31, 2020.

Director Fees/DSUs Breakdown
(in C$)

Name	Fees	DSU	Total fees	Total fees	Total fees	Number of	Dividend	Grant of	Total
	earned(1)	election	paid in	accrued in	credited in	DSUs(3)	equivalents(3)	DSUs(4)	number of
		percentage	cash	cash(2)	DSUs				DSUs(3)

Pierre Lassonde(5)	$47,102	0%	$47,102	Nil	Nil	Nil	33	427	460

David Harquail(6)	$87,898	0%	$54,148	$33,750	Nil	Nil	5	804	809

Tom Albanese	$45,000	100%	Nil	Nil	$45,000	265	102	1,231	1,598

Derek Evans(7)	$64,533	100%	Nil	Nil	$64,533	376	166	1,231	1,773

Catharine Farrow	$45,000	0%	$33,750	$11,250	Nil	Nil	100	1,231	1,331

Louis Gignac	$45,000	50%	$16,875	$5,625	$22,500	132	132	1,231	1,495

Maureen Jensen(8)	$29,299	100%	Nil	Nil	$29,299	166	5	804	975

Jennifer Maki	$45,000	0%	$33,750	$11,250	Nil	Nil	18	1,231	1,249

Randall Oliphant	$70,000	0%	$52,500	$17,500	Nil	Nil	83	1,231	1,314

David Peterson	$60,000	100%	Nil	Nil	$60,000	353	188	1,231	1,772

Elliott Pew	$45,000	100%	Nil	Nil	$45,000	265	13	1,231	1,509

Notes

(1)	Fees paid or payable to the directors were payable in Canadian dollars.
(2)	Represents cash fees payable for the fourth quarter of 2020 which were paid in 2021.
(3)	Represents Conversion DSUs. Fractional DSUs have been rounded.
(4)	Represents the Annual DSU Grant.
(5)	Mr. Lassonde did not stand for re-election at the 2020 annual meeting of the Corporation. The figures reported in the table reflect amounts received by Mr. Lassonde up to his last day of service.
(6)	Mr. Harquail was appointed as Chair of the Board and became a non-executive director on May 6, 2020. The figures reported in the table reflect amounts received by Mr. Harquail from the date of his appointment.
(7)	Mr. Evans was appointed as Lead Independent Director on May 6, 2020. The figures reported in the table include amounts received by Mr. Evans as Lead Independent Director from the date of his appointment.
(8)	Ms. Jensen was elected to the Board on May 6, 2020. The figures reported in the table reflect amounts received by Ms. Jensen from the date of her election.

Directors’ Equity Investment Requirements

With a view to aligning the interests of directors with those of shareholders, each director that is not a salaried officer or employee of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to three times the Annual Retainer in the form of common shares of the Corporation and/or DSUs held pursuant to the DSU Plan. Each director has a period of three years from the date of his/her first election by shareholders or appointment by the Board, as applicable, to satisfy the minimum equity investment requirement.

Under the Equity Ownership Policy for Directors, if a director has not achieved the minimum equity investment at the time of any options being exercised by the director, he or she shall be required to continue to hold at least 50% or such lesser number of common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements.

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The value of the equity investment of a director at any time will be based on the current market value of the common shares and of the DSUs under the DSU Plan. Based on the Annual Retainer for fiscal 2020, the minimum equity investment is C$135,000. The following table summarizes equity investment in the Corporation by the directors as at March 19, 2021.

Name	Equity Ownership		Equity Ownership		Net Changes in		Value of Equity	Additional
	March 19, 2021		as at March 20, 2020		Equity Ownership		Investment at	Required
							March 19, 2021⁽²⁾	Investment

	Common	DSUs	Common	DSUs	Common	DSUs(1)	(in C$)
	Shares		Shares		Shares

David Harquail(3)	969,912	809	1,082,921	Nil	(113,009)	809	$151,432,476	Nil

Tom Albanese	11,235	13,115	11,235	11,517	Nil	1,598	$3,798,600	Nil

Derek Evans	14,579	21,165	14,460	19,392	119	1,773	$5,576,064	Nil

Catharine Farrow	301	12,627	301	11,296	Nil	1,331	$2,016,768	Nil

Louis Gignac	10,000	16,739	10,000	15,244	Nil	1,495	$4,171,284	Nil

Maureen Jensen	Nil	975	Nil	Nil	Nil	975	$152,100	Nil

Jennifer Maki	Nil	2,549	Nil	1,300	Nil	1,249	$397,644	Nil

Randall Oliphant	50,000	10,559	75,000	9,245	(25,000)	1,314	$9,447,204	Nil

David Peterson	15,621	23,763	15,621	21,991	Nil	1,772	$6,143,904	Nil

Elliott Pew	Nil	2,129	Nil	620	Nil	1,509	$332,124	Nil

Notes

(1)	Fractional DSUs have been rounded.
(2)	Based on the closing price of the common shares on the TSX on March 19, 2021, which was C$156.00 per share.
(3)	Does not include value of share-based awards granted to Mr. Harquail as part of his compensation as a Named Executive Officer. For further details, please refer to pages 45 to 81 of this Circular.

Other Information

There were no repricings during the financial year ended December 31, 2020. Other than the DSU Plan, the Corporation did not have any other share-based or option-based award programs for non-executive directors in place during the financial year ended December 31, 2020. No awards of DSUs other than Conversion DSUs and the Annual DSU Grant were made under the DSU Plan during the financial year ended December 31, 2020.

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Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each non-executive director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

Name	Option-based Awards				Share-based Awards

	Number of	Option	Option	Value of	Number of	Market or	Market or
	securities	exercise	expiration	unexercised	shares or	payout value of	payout value of
	underlying	price	date	in-the-money	units of	share-based	vested
	unexercised	(in C$)		options(2)	shares	awards	share-based
	options(1)			(in C$)	that	that	awards
					have not	have not	not paid out or
					vested(3)	vested	distributed(4)
						(in C$)	(in C$)

Pierre Lassonde	Nil	–	–	Nil	Nil	Nil	$2,329,522

David Harquail(5)	Nil	–	–	Nil	Nil	Nil	$129,116

Tom Albanese	75,000	$46.17	Aug 19, 2023	$8,507,250	Nil	Nil	$2,093,154

Derek Evans	Nil	–	–	Nil	Nil	Nil	$3,377,934

Catharine Farrow	20,000	$58.67	Aug 20, 2025	$2,018,600	Nil	Nil	$2,015,269

Louis Gignac	Nil	–	–	Nil	Nil	Nil	$2,671,544

Maureen Jensen	Nil	–	–	Nil	Nil	Nil	$155,610

Jennifer Maki	Nil	–	–	Nil	Nil	Nil	$406,820

Randall Oliphant	Nil	–	–	Nil	Nil	Nil	$1,685,216

David Peterson	Nil	–	–	Nil	Nil	Nil	$3,792,575

Elliott Pew	Nil	–	–	Nil	Nil	Nil	$339,788

Notes

(1)	Options vest over a three-year period in equal thirds commencing on the first anniversary of the grant date and have a 10-year term. Grant dates coincide with the date 10 years prior to the option expiration date.
(2)	The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2020, which was C$159.60 per share, less the exercise price of the option.
(3)	All dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants since inception of the DSU Plan are vested, but under the terms of the DSU Plan cannot be paid out until redeemed by the Participant following termination of Board service. Conversion DSUs do not represent additional compensation or additional share-based awards as they are fees that directors have elected to be paid in the form of Conversion DSUs in lieu of cash and no shares are ever issued. The inclusion of Conversion DSUs in the table above is for informational purposes.
(4)	The market or payout value was calculated using the closing price of the common shares on the TSX on December 31, 2020, which was C$159.60 per share. The aggregate number of dividend equivalents, Conversion DSUs and Annual DSU Grants since inception of the DSU Plan was as follows: Mr. Lassonde – 14,596, Mr. Harquail – 809, Mr. Albanese – 13,115, Mr. Evans – 21,165, Dr. Farrow –12,627, Mr. Gignac – 16,739, Ms. Jensen – 975, Ms. Maki – 2,549, Mr. Oliphant – 10,559, Mr. Peterson – 23,763 and Mr. Pew – 2,129. Fractional DSUs have been rounded.
(5)	For share-based and option-based awards granted to Mr. Harquail as part of his compensation as a Named Executive Officer, please refer to pages 45 to 81 of this Circular.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned by each non-executive director during the most recently completed financial year for each incentive plan award.

Name	Option-based Awards	Share-based Awards	Non-equity incentive
	value vested	value vested	plan compensation
	during the year	during the year(1)	value earned
	(in C$)	(in C$)	during the year

Pierre Lassonde	Nil	$91,723	Nil

David Harquail(2)	Nil	$164,101	Nil

Tom Albanese	Nil	$312,415	Nil

Derek Evans	Nil	$342,919	Nil

Catharine Farrow	Nil	$266,968	Nil

Louis Gignac	Nil	$295,023	Nil

Maureen Jensen	Nil	$193,428	Nil

Jennifer Maki	Nil	$253,137	Nil

Randall Oliphant	Nil	$264,120	Nil

David Peterson	Nil	$342,014	Nil

Elliott Pew	Nil	$297,274	Nil

Notes

(1)	Dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants vest on the date they are credited/awarded. Conversion DSUs do not represent additional compensation or additional share-based awards as they are fees that directors have elected to be paid in the form of Conversion DSUs in lieu of cash and no shares are ever issued. The inclusion of Conversion DSUs in the table above is for informational purposes. During 2020, Conversion DSUs, Annual DSU Grants and dividend equivalents were calculated based on the 5-day weighted average price on the TSX prior to the grant date:

Type	Grant date	TSX price
		(in C$)

Dividend Equivalents (Q1)	March 26, 2020	$149.16

Conversion DSUs (Q1)	March 31, 2020	$150.81

Annual DSU Grant (May)	May 18, 2020	$203.04

Dividend Equivalents (Q2)	June 25, 2020	$181.24

Conversion DSUs (Q2)	June 30, 2020	$185.35

Dividend Equivalents (Q3)	September 24, 2020	$189.07

Conversion DSUs (Q3)	September 30, 2020	$185.31

Dividend Equivalents (Q4)	December 17, 2020	$167.96

Conversion DSUs (Q4)	December 31, 2020	$163.48

The aggregate number of dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants during 2020 was as follows: Mr. Lassonde – 460, Mr. Harquail – 809, Mr. Albanese – 1,598, Mr. Evans – 1,773, Dr. Farrow – 1,331, Mr. Gignac – 1,495, Ms. Jensen – 975, Ms. Maki – 1,249, Mr. Oliphant – 1,314, Mr. Peterson – 1,772 and Mr. Pew – 1,509. While such DSUs technically vested when credited/awarded during 2020, under the terms of the DSU Plan they cannot be paid out until redeemed by the Participant following termination of Board service.

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(2)	For share-based and option-based awards granted to Mr. Harquail as part of his compensation as a Named Executive Officer, please refer to pages 45 to 81 of this Circular.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each non-executive director and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities	Aggregate Value	Unexercised			Value of
	Acquired on	Realized(1)	Options at			Unexercised
	Exercise	(in C$)	Financial Year-End			In-the-Money
			Exercisable/			Options at
			Unexercisable			Financial Year-End(2)
Exercisable/
Unexercisable
(in C$)

Pierre Lassonde	Nil	Nil	Nil	/	Nil	Nil	/	Nil

David Harquail(3)	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Tom Albanese	Nil	Nil	75,000	/	Nil	$ 8,507,250	/	Nil

Derek Evans	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Catharine Farrow	15,000	$1,861,695	20,000	/	Nil	$ 2,018,600	/	Nil

Louis Gignac	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Maureen Jensen	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Jennifer Maki	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Randall Oliphant	Nil	Nil	Nil	/	Nil	Nil	/	Nil

David Peterson	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Elliott Pew	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Notes

(1)	The aggregate value realized was calculated using the sale price of the common shares realized by each director following the exercise of options, less the exercise price of the options.
(2)	The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2020, which was C$159.60 per share, less the exercise price of the options.
(3)	For share-based and option-based awards granted to Mr. Harquail as part of his compensation as a Named Executive Officer, please refer to pages 45 to 81 of this Circular.

Discussion of Incentive Plan Awards for Directors

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, in respect of non-executive directors, are set out above in this section under “Deferred Share Unit Plan” and below under “Other Information – 2018 Share Compensation Plan Summary”. For clarity, the only plan-based awards for which non-executive directors are or will be eligible are options awarded under the 2018 Share Compensation Plan and DSUs under the DSU Plan. Non-executive directors are not eligible for annual cash bonuses or RSUs under the 2018 Share Compensation Plan.

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While the 2018 Share Compensation Plan technically permits the grant of options to directors, the Corporation has no intention of granting options to any non-executive directors in the foreseeable future and no options have been granted to non-executive directors since 2015.

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STATEMENT OF GOVERNANCE PRACTICES

Board of Directors

Composition of the Board – Independence

The Board is currently comprised of eleven directors and will be decreased to ten as Mr. Peterson is not standing for re-election at the Meeting. The Board has considered the independence of each of its directors. Consistent with National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and the corporate governance standards of the New York Stock Exchange (“NYSE”), to be considered independent, the Board must conclude that a director has no material relationship with the Corporation. A “material relationship” is generally a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment and includes an indirect material relationship.

The Board has concluded that eight directors (Dr. Farrow, Ms. Jensen, Ms. Maki and Messrs.  Albanese, Evans, Gignac, Oliphant, and Pew) are “independent” for purposes of Board membership, as provided in NI 58-101 and by NYSE corporate governance standards, and therefore all of the directors are “independent” other than Messrs. Harquail and Brink, by virtue of their positions as former CEO and President & CEO, respectively.

The Board has also considered the independence of its directors more generally and whether they are “related” or “affiliated” as defined by various governance ratings agencies and confirms its view that Dr. Farrow, Ms. Jensen, Ms. Maki and Messrs. Albanese, Evans, Gignac, Oliphant, and Pew are not “related” or “affiliated” with the Corporation in such a way as to affect their exercise of independent judgment.

Shareholders and other interested parties may communicate with any member of the Board, including the Chair of the Board, and the independent directors as a group, by contacting the Chief Legal Officer & Corporate Secretary at 199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9.

Independent Director Meetings

At 100% of the meetings of the Board and its committees held during fiscal 2020 (including those that were not regularly scheduled meetings), the independent directors held an in-camera session at which non-independent directors and members of management were not present. It is the intention of the directors to continue to hold an in-camera session at each Board and committee meeting.

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Chair of the Board

Mr. Harquail was appointed Chair of the Board on May 6, 2020, succeeding Mr. Lassonde following his retirement. Mr. Harquail has had a distinguished career having led the IPO of Franco-Nevada in 2007 and serving as President & CEO (2007-2019) and CEO (2019-2020) of Franco-Nevada. He has held senior executive roles at other companies and has also been an industry leader serving in numerous industry organizations. Most recently, he was Chair of the World Gold Council from 2017-2020 during which period the World Gold Council implemented the Responsible Gold Mining Principles, a leading ESG initiative. Mr. Harquail is a dedicated philanthropist supporting education (the School of Earth Sciences and the Mineral Exploration Centre at Laurentian University), health research (the Centre for Neuromodulation at Sunnybrook Health Sciences) and the local community (The Greater Toronto United Way). The Chair of the Board’s role is to provide leadership to the directors in discharging their mandate, including by: (i) leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board; (ii) promoting cohesiveness among the directors; and (iii) being satisfied that the responsibilities of the Board and its committees are well understood by the directors.

The responsibilities of the Chair of the Board include:

providing advice, counsel and mentorship to the CEO;
providing information to the directors on a timely basis;

chairing the Board, scheduling meetings, setting the agendas, co-ordinating with the chairs of the committees of the Board to schedule committee meetings, ensuring that all business required to come before the Board is brought properly, monitoring the adequacy of Board materials, ensuring sufficient time for review of materials, and encouraging free and open discussion at meetings of the Board; and

presiding over shareholder meetings.

Independent Lead Director

Mr. Harquail is currently a non-independent Chair because he was formerly CEO. As a matter of best practices, the Board created the position of Lead Independent Director and appointed Mr. Evans in this role to serve while Mr. Harquail is not independent. The Board has developed a mandate for the Lead Independent Director which provides that the Lead Independent Director shall, among other things:

support the Chair and the CEO in the discharge of their respective responsibilities;
regularly engage with the CEO, Chair and independent directors;
chair Board meetings where the Chair is not available;
chair in-camera sessions of the independent directors and provide feedback as appropriate;

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have the right to call meetings of the independent directors and the Board as deemed appropriate by the Lead Independent Director;
have the right to engage third-party advisors and consultants to provide advice to the independent directors and the Board; and
be available to shareholders where appropriate for consultation and communication.

Attendance at Meetings

During the financial year ended December 31, 2020, the Board held seven meetings. The ARC held four meetings and the CESGC held five meetings. The Board members are extremely engaged and non-committee members also regularly attend committee meetings. The following summarizes the attendance record for each of such meetings.

Name	Board Meetings	ARC Meetings	CESGC Meetings
	Attended	Attended	Attended

Pierre Lassonde(1)	2 of 2 - 100%	N/A	N/A

David Harquail	7 of 7 - 100%	N/A	N/A

Paul Brink(2)	5 of 5 - 100%	N/A	N/A

Tom Albanese	7 of 7 - 100%	4 of 4 - 100%	N/A

Derek Evans	7 of 7 - 100%	4 of 4 - 100%	N/A

Catharine Farrow	7 of 7 - 100%	N/A	5 of 5 - 100%

Louis Gignac	7 of 7 - 100%	N/A	5 of 5 - 100%

Maureen Jensen(3)	5 of 5 - 100%	N/A	N/A

Jennifer Maki	7 of 7 - 100%	4 of 4 - 100%	N/A

Randall Oliphant	7 of 7 - 100%	4 of 4 - 100%	N/A

David Peterson	7 of 7 - 100%	N/A	5 of 5 - 100%

Elliott Pew	7 of 7 - 100%	N/A	5 of 5 - 100%

Notes

(1)	Mr. Lassonde retired from the Board on May 6, 2020.
(2)	Mr. Brink was elected to the Board on May 6, 2020.
(3)	Ms. Jensen was elected to the Board on May 6, 2020.

It is the policy of the Board that, except in exceptional circumstances (i.e. due to illness or other incapacity), all directors of the Corporation shall attend the annual meeting of shareholders of the Corporation.

Board Mandate

A copy of the Board’s written mandate is attached as Schedule “A” to this Circular and is also available on the Corporation’s website at www.franco-nevada.com.

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Board Engagement with Shareholders on Governance Matters

On November 11, 2010, the Board adopted a policy relating to Board engagement with shareholders on governance matters. The policy provides that the Board believes that it is important to have regular and constructive engagement directly with the shareholders of the Corporation to allow and encourage shareholders to express their views on governance matters directly to the Board outside of the Corporation’s annual meetings. These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes. This policy further provides that the Board will continue with developing practices to increase engagement with its shareholders as is appropriate for its shareholder base and size. During 2020, both the former Chair and the current Chair of the Board and a number of Board members engaged with a number of the Corporation’s larger shareholders and potential shareholders in both North America and Europe, including specific ESG-focused meetings attended by the Chair and Chair of the CESGC. It is also the practice of the Board to periodically host institutional investors and analysts at the Corporation’s offices. This provides all Board members with an opportunity to engage directly with shareholders. Board members are also provided with opportunities to join management at industry conferences (such as the Denver Gold Show and BMO Global Metals & Mining Conference) including individual meetings with the Corporation’s shareholders to understand their priorities and concerns. This policy also provides that the Board recognizes that shareholder engagement is an evolving practice in Canada and globally and will review this policy annually to ensure that it is effective in achieving its objectives.

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Board Committees

Audit and Risk Committee

2020 Members

  All members of the ARC are (and have been) “independent” and “financially literate” (as defined in National Instrument 52-110 – Audit Committees)

  Mr. Oliphant and Ms. Maki have been determined by the Board in its business judgment to each be a “financial expert”

Randall Oliphant Chair	Tom Albanese	Derek Evans(1)	Jennifer Maki
2021 Members

Jennifer Maki(2) Chair	Randall Oliphant	Tom Albanese	Elliott Pew(3)

Notes

(1)     Mr. Evans ceased serving as a member of the ARC and was appointed to the CESGC, both effective as of March 11, 2021.

(2)     Ms. Maki was appointed Chair of the ARC effective as of March 11, 2021.

(3)     Mr. Pew was appointed a member of the ARC effective as of March 11, 2021.

During 2020, the members of the ARC were Randall Oliphant (Chair), Tom Albanese, Derek Evans and Jennifer Maki. As part of the Board’s annual review of the composition of its Committees and, in preparation for the upcoming retirement of Mr. Peterson, the Chair of the CESGC, the Board determined to refresh the composition of the Committees. Effective as of March 11, 2021, Ms. Maki was appointed the Chair of the ARC, Mr. Pew was appointed to the ARC and Mr. Evans ceased to be a member of the ARC and was appointed to the CESGC.

The ARC has been established to assist the Board in fulfilling its oversight and evaluation of:

the quality and integrity of the financial statements of the Corporation;
the compliance by the Corporation with legal and regulatory requirements in respect of financial disclosure;
the qualification, independence and performance of the Corporation’s independent auditors;

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the performance of the Chief Financial Officer; and
risk management oversight, including climate change risk.

Specifically, with respect to the independent auditors, the ARC is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting).

The Corporation’s Audit and Risk Committee Charter also addresses the ARC’s responsibilities relating to risk management (including climate change risk). A copy of the Corporation’s Audit and Risk Committee Charter and additional disclosure relating to the ARC are set out in the Corporation’s most recent Annual Information Form and Form 40-F which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively, and are also available on the Corporation’s website at www.franco-nevada.com.

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Compensation and ESG Committee

2020 Members
All members of the CESGC are “independent” (as defined in NI 58-101)
David Peterson(1) Chair	Dr. Catharine Farrow	Louis Gignac	Elliott Pew(2)
2021 Members

Louis Gignac(3) Chair	Derek Evans(4)	Dr. Catharine Farrow	Maureen Jensen(5)

Notes

(1)	Mr. Peterson is not standing for re-election at the Meeting.
(2)	Mr. Pew ceased serving as a member of the CESGC and was appointed a member of the ARC, both effective as of March 11, 2021.
(3)	Mr. Gignac will become Chair of the CESGC effective as of May 5, 2021.
(4)	Mr. Evans was appointed to the CESGC effective as of March 11, 2021 and, as such, did not participate in 2020 compensation decisions.
(5)	Ms. Jensen was appointed to the CESGC effective as of March 11, 2021 and, as such, did not participate in 2020 compensation decisions.

During 2020, the members of the CESGC were David Peterson (Chair), Catharine Farrow, Louis Gignac and Elliott Pew. As part of the Board’s annual review of the composition of its Committees and in preparation for the upcoming retirement of Mr. Peterson (the Chair of the CESGC), the Board determined to refresh the composition of the Committees. Effective as of March 11, 2021, (i) Ms. Jensen was appointed to the CESGC, (ii) Mr. Evans was appointed to the CESGC and ceased to be a member of the ARC, and (iii) Mr. Pew ceased to be a member of the CESGC and was appointed to the ARC. As well, Mr. Gignac will become Chair of the CESGC effective as of May 5, 2021, following Mr. Peterson’s retirement from the Board.

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Among other things, the CESGC:

reviews and makes recommendations to the Board concerning the appointment of officers of the Corporation;
annually reviews the CEO’s goals and objectives for the upcoming year, provides an appraisal of the CEO’s performance and reviews his compensation and the compensation of other executive officers;
makes recommendations concerning the remuneration of directors; and
administers and makes recommendations regarding the operation of the Corporation’s employee incentive compensation plans.

The CESGC also serves as the Board’s nominating committee. It is responsible for:

developing the Corporation’s approach to governance issues;
filling vacancies among the directors (see “Nomination of Directors” in this section);
reviewing the effectiveness and the contribution of the Board, its committees and individual directors (see “Board Assessment” in this section);
adopting, reviewing and updating the Corporation’s written Code of Business Conduct and Ethics and its written disclosure policy (see “Ethical Business Conduct” in this section);

reviewing all related-party transactions and situations involving a potential conflict of interest that are not required to be dealt with by an independent special committee pursuant to applicable securities laws; and

ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals.

The Corporation’s ESG Committee Charter provides that, in addition to the independence requirements, no more than one-third of the members of the CESGC can be current CEOs of publicly-traded companies and that the CESGC will have an in-camera session at every meeting, consistent with the Canadian Coalition for Good Governance’s recommendations relating to best practices for compensation committees. A copy of the CESGC’s Charter is available on the Corporation’s website at www.franco-nevada.com.

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In March 2020, the Charter of the CESGC was amended to specifically set out the Committee’s mandate with respect to ESG issues. The amendments formalized the approach the CESGC had taken with respect to ESG in prior years and consist of the following responsibilities:

oversight over adoption of ESG standards and initiatives by the Corporation;
delegation of risk-related ESG issues to the ARC;
setting of ESG-related goals for compensation purposes; and
shareholder engagement on ESG matters.

In March 2021, the Charter of the CESGC was further amended to provide specific responsibility to the CESGC for the review of all related-party transactions.

The CESGC now has responsibility for reviewing all proposed related-party transactions and situations involving a potential conflict of interest that are not required to be dealt with by an “independent special committee” pursuant to applicable securities laws. Any member of the Committee with an interest in the proposed transaction and the non-independent directors must abstain from voting on the proposed transaction.

Position Descriptions

The Board has developed and approved written position descriptions for the Chair of the Board, the Lead Independent Director, the Chair of the ARC, the Chair of the CESGC and for the CEO.

Orientation and Continuing Education

The Corporation provides an orientation program for new directors in order that they can become familiar with the role of the Board, its committees and its directors and with the nature and operation of the Corporation’s business. All Board members are provided with a copy of the written mandate and charters for the Board and each of its committees and a copy of the Board’s approved policies relating to, among other things, the business conduct and ethics of directors, officers and employees, auditor independence, whistleblower procedures, diversity and inclusion, and confidentiality, fair disclosure and trading in securities. Board members are also provided with a copy of each committee’s planning schedules/work plans, as applicable. New Board members will be provided with these materials and meet with the Chair of the Board and members of management as part of their orientation. The Corporation also maintains an online orientation portal with educational materials that are tiered by priority.

The Corporation works through continuing education with its Board to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors by having management provide relevant presentations at Board and committee meetings, as appropriate, by bringing consultants and other outside experts in to address the Board on various issues, by arranging for meetings with management and other outside advisors/experts/third parties, and by arranging for site visits and offsite meetings. The Board also has scheduled dinners at which various topics are discussed, such as industry trends, technical updates, strategic opportunities, corporate goals and strategies, board composition, financing options, the dividend policy, executive

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compensation and succession matters. The Board also receives, on a regular basis, materials of interest, including analyst reports and industry reports, from the Chair and the Named Executive Officers. Individual directors are, subject to the approval of the Chair of the Board, also able to attend continuing education conferences at the Corporation’s expense.

During 2020, external continuing education opportunities (such as site visits) and in-person interactions were not advisable due to the COVID-19 pandemic, associated travel restrictions and public health advisories. Management continued to provide standard management presentations on such matters as enterprise risk management, compensation policies and strategies, the Corporation’s portfolio of assets and management thereof, analyst and other reports, corporate performance reviews and merger and acquisition strategies in the mining and oil and gas industries. As well, presentations from management and outside advisors/experts/third parties were provided at the following events (all virtual except where noted otherwise):

Timing/Place	Attendees	Topic	Presented/Hosted By
February 2020/ Alberta	Ms. Maki	Oil & gas site visit	Baytex Energy
February 2020/ Florida	Dr. Farrow and Messrs. Harquail, Brink, Albanese and Oliphant	Investor and banking relationships	Management/External advisors to the Corporation
February and September 2020/ Virtual	Messrs. Albanese and Pew	SCOOP/STACK presentations	Continental Resources, Inc.
June 2020/ Calgary	Mr. Evans	The current and future state of ESG	ESG Global Advisors
October 2020/ Toronto	Ms. Jensen	Culture, Equity, Diversity and Inclusion	TMX
November 2020/ Toronto	Ms. Jensen	Regulatory Issues	Ontario Securities Commission
Throughout 2020	All directors	Various webinars	External advisors

Directors have full and free access to officers and employees of the Corporation and may arrange meetings either directly or through the CEO. In addition, Board members are encouraged to attend mining, oil and gas industry events, and other relevant stakeholder events.

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Nomination of Directors, Board Renewal and Diversity

Nomination of Directors

The CESGC serves as the Board’s nominating committee. The CESGC is composed entirely of independent directors. The responsibilities, powers and operation of the CESGC generally are summarized above. The CESGC has the authority to retain a search firm to be used to identify director candidates. With respect to nomination of directors, the CESGC is responsible for:

developing and recommending to the Board criteria for selecting new directors;
assisting the Board by identifying individuals qualified to become members of the Board; and
recommending to the Board the director nominees for the next annual meeting of shareholders and for each committee of the Board.

The process by which the Board will identify new candidates for Board nomination will involve:

annually reviewing the competencies, skills and personal qualities required of directors to add value to the Corporation;

annually reviewing the competencies and skills that the Board considers each director to possess, including the skills matrix as discussed below and what each new nominee should bring to the Board; and

working closely with the Chair of the Board in seeking individuals qualified to become members of the Board, in the context of the Corporation’s needs and the criteria established by the Board, including the diversity criteria as discussed below.

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Skills Matrix

The CESGC has developed a skills matrix comprised of the skills and competencies it expects the Board as a whole to possess and has identified which of those skills and competencies are possessed by its existing directors. The skills and competencies are as follows:  experience with respect to the mining industry, energy industry, accounting and finance, risk management, cybersecurity, human resources and compensation matters, corporate governance, ESG, climate change, public company boards, public company management and legal and regulatory. Set out below are the skills identified for each director.

Skills	David Harquail	Paul Brink	Tom Albanese	Derek Evans	Catharine Farrow	Louis Gignac	Maureen Jensen	Jennifer Maki	Randall Oliphant	David R. Peterson	Elliott Pew
Mining
Energy
Accounting & Finance
Risk Management
Cybersecurity
HR & Compensation
Corporate Governance
ESG
Climate Change
Public Company Boards
Public Company Management
Legal & Regulatory

Director Retirement Policy/Term Limits

The Board has adopted a director retirement policy which provides the framework for the Corporation to allow for the renewal of the Board, where appropriate, by specifying a process for the Board to determine whether turnover in the Board is appropriate. In 2019, the Board amended the director retirement policy to incorporate a term limit principle. The director retirement policy now provides that a director is required to submit his/her resignation to the Board on the March 1st after such director’s (i) 72nd birthday, or (ii) 10th anniversary of Board service (where such director joined the Board after his or her 62nd birthday) and on every March 1st thereafter while such individual is still a director of the Corporation. The CESGC will consider such resignation and, taking into account factors such as the competencies and skills possessed by the Board as a whole and the director individually, the size of the Board, and the overall best interests of the Corporation, make a recommendation to the Board as to whether the Board should

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accept such resignation in conjunction with the Corporation’s next annual meeting of shareholders or reject such resignation and nominate the director for election at the Corporation’s next annual meeting of shareholders. The Board will then consider the CESGC’s recommendation and make its determination. Neither the CESGC nor the Board has waived compliance with this policy to date. For 2021, the director retirement policy was only applicable to Mr. Peterson who previously advised that he would not be standing for re-election at the Meeting. As such, it was unnecessary for Mr. Peterson to tender his resignation in accordance with the policy.

The Board has determined, being a thirteen-year-old company, not to establish strict term limits for directors at this time due to the potential loss of contributions from directors who have significant insight into the Corporation and its operations. As well, the director retirement policy is expected to provide sufficient opportunities to consider Board renewal in the near-term such that meaningful Board renewal may occur. The Board will continue to evaluate whether strict term limits would be advisable on an ongoing basis.

Diversity and Inclusion

The Corporation is committed to diversity and inclusion among its employees, senior management and on the Board. In 2015, the Board adopted a formal written diversity policy (the “Diversity Policy”) which was amended in (i) March 2019 to adopt a target of 30% women directors by 2022 and (ii) March 2020 to incorporate principles of inclusion and additional diversity.

The Corporation became a signatory to the BlackNorth Initiative CEO Pledge at its inaugural summit in July 2020. The BlackNorth Initiative is aimed at eliminating systemic discrimination. The Corporation also became a founding member of the Prosperity Project in early 2021 which is aimed at mitigating the impact of COVID-19 on Canadian women.

In March 2021, the Corporation further amended the Diversity Policy to adopt additional diversity goals and targets as described below.

The Diversity Policy emphasizes all forms of diversity in identifying candidates to recommend for appointment/election to the Board and for appointment/promotion to senior management positions. The amendments adopted by the CESGC in March 2021 provide that diverse candidates must be included in any search for new Board members and senior management positions (Vice Presidents and above), including any new offices which may be established by the Corporation (which would include internal promotions). As well, the Diversity Policy was amended to adopt additional diversity goals for women, Black, Indigenous and other people of colour, individuals who identify as LGBTQ+ and people with disabilities (collectively, “Diverse Persons” with women, visible minorities, Indigenous people and people with disabilities being designated groups under the Canada Business Corporations Act (the “CBCA”)). Specifically, the Diversity Policy now provides for the following goals:

Adding one Diverse Person to the Board by 2025;
maintaining at least 30% women directors on the Board, and
achieving 40% of Diverse Persons at the Board and senior management level (on an aggregated basis) by 2025.

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In determining these goals, the CESGC took into account a number of factors including, (i) the recognition by the CESGC of the importance of diversity in the Corporation and how it contributes to the success of the Corporation, (ii) the goal of the CESGC to continue to increase the level of diversity in the Corporation, (iii) the recommendations of the Ontario Capital Markets Modernization Taskforce, (iv) the size of the workforce at the Corporation with a total of 35 employees, (v) the extremely low turnover at the Corporation with a significant number of employees staying with the Corporation from hiring until retirement, and (vi) the scalable and high-margin business model of the Corporation which allows for growth without needing to increase the workforce.

Pursuant to the Diversity Policy, the CESGC can engage qualified independent external advisors to conduct a search for candidates that meet the Board’s skills and diversity criteria to help achieve its diversity goals where appropriate.

As all recommendations of director nominees and appointments of senior management need to be approved by the CESGC, the Board has concluded that appropriate measures are in place to ensure that the Diversity Policy is effectively implemented.

The Board currently has three women directors, Dr. Farrow, Ms. Jensen and Ms. Maki, constituting 30% female representation on the Board and 37.5% of the independent directors following the Meeting. The Board is pleased that, following the Meeting, it will have achieved its goal of 30% female representation on the Board, one year ahead of its targeted timeline. Dr. Farrow, Ms. Jensen and Ms. Maki are currently the only Board members from designated groups.

The Corporation also considers the level of diversity in senior management when making senior management appointments. The Corporation has considered Diverse Persons (and specifically women) for senior management positions as they have become available and has made additional progress during 2020 with the promotion of a female member of a visible minority to the office of VP Finance and Operations at the Corporation’s material subsidiary, Franco-Nevada (Barbados) Corporation, and the promotion of a male member of a visible minority to the office of VP Tax at the Corporation. The Corporation will continue to seek out and consider Diverse Persons (and specifically women) in all positions as they become available, including senior management positions. 36% of the Corporation’s senior officers are from designated groups. The Corporation and its material subsidiaries currently have 11 senior officers (VP and above) of which four members are from designated groups comprising one female member of a visible minority (VP Finance and Operations at Franco-Nevada (Barbados) Corporation) and three male members of visible minorities (Chief Financial Officer, Chief Legal Officer & Corporate Secretary and VP Tax at the Corporation).

The Board has determined that its historical practices have resulted in meaningful diversity to date and, together with the Diversity Policy, the Board is committed to further progress. The Diversity Policy provides that the Board will review the policy annually to ensure that it is effective in achieving its objectives. Any changes to the policy as well as additional diversity achievements will be reported annually in the Corporation’s Circular. A copy of the Diversity Policy is available on the Corporation’s website at www.franco-nevada.com.

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Compensation Process

The CESGC serves as the Board’s compensation committee. The CESGC is composed entirely of independent directors. The responsibilities, powers and operation of the CESGC generally are summarized above under “Compensation and ESG Committee” in this section. With respect to compensation of directors and executive officers, the CESGC is responsible for:

assisting the Board in its annual review of the Board’s performance and oversight of the evaluation of management’s performance;
reviewing and making recommendations to the Board with respect to the compensation of directors and the executive officers (including the President & CEO) of the Corporation; and
approving and evaluating the compensation plans, policies and programs of the Corporation.

For information regarding the process by which the Board determines the compensation for the Corporation’s executive officers, please see “Compensation Discussion & Analysis”. For information regarding the process by which the Board determines the compensation for the Corporation’s directors, please see “Director Information – Director Compensation” at pages 15 to 24.

Board Assessment

The Board assesses itself, its committees and individual directors with respect to their effectiveness and contribution on an annual basis. The assessment process involves a confidential director questionnaire and discussions among the Chair of the Board, the Chairs of the committees and individual directors relating to overall Board assessment, individual committee assessments, Chair of the Board assessment, individual committee chair assessments, individual director self-assessments and peer assessments. The Chair of the Board meets with each individual director and the Chair of the CESGC meets with the Chair of the Board to discuss the above matters. Members of the CESGC are responsible for drafting, collecting and assessing questionnaires, and facilitating discussions. The Chair of the CESGC reports on the results of this process to the Board. The CESGC is also permitted to retain external advisors to assist with the assessment process. The assessment for 2020 was conducted in the first quarter of 2021 and the CESGC and the Board considered the results of the assessment process at their March meeting.

Succession Planning

The CESGC is responsible for ensuring that succession strategies, in consultation with the Board, are both appropriate and are being implemented. Over the past several years, succession planning has been ongoing. During 2020, meetings of the CESGC and meetings of the Board included an in-camera session with and without the CEO at which human resource issues and succession were regularly discussed. During the in-camera sessions, the CEO provided a verbal report on his current succession plan and his actions to mentor internal candidates, including the provision of executive coaching, additional educational resources, broader experiences and higher public profiles. In May 2020, the

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Board, on the recommendation of the CESGC, promoted Paul Brink to President & Chief Executive Officer. Mr. Harquail became Chair of the Board, succeeding Mr. Lassonde.

The CESGC also monitors progress in succession for executive positions reporting to the President & CEO. One of the five corporate goals for each executive is to ensure a succession plan and technical depth are in place. Specific succession objectives are included in the annual key responsibilities and specific objectives that are agreed upon by each executive and the President & CEO and which are provided to the CESGC. Each year, the President & CEO reviews the achievement of succession objectives with each executive which then forms part of the annual performance review with the CESGC. These reviews and recommendations are considered by the CESGC in connection with its recommendations to the Board for annual incentive compensation. Finally at year end, the President & CEO provides the CESGC with a written memorandum assessing corporate accomplishments including an organizational chart and steps being undertaken to strengthen the Corporation. In the event of an emergency, the Board and CESGC have temporary succession plans that can be implemented. The Corporation is confident that appropriate succession strategies are being implemented to ensure the Corporation’s business will continue to be strongly managed in the future.

The CESGC and Board are also actively engaged in the process of Board renewal. Over the past few years, several new directors have joined the Board and further orderly renewal is expected over the medium term. As well, renewal of the Board Committees occurred during 2020 (as described above) with new Chairs of the ARC and CESGC being appointed as well as new members being appointed. Additional Board succession is regularly discussed at meetings as part of an orderly Board renewal process.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Corporation’s directors, officers and employees. The Code is available on SEDAR at www.sedar.com and on the Corporation’s website at www.franco-nevada.com.

The Code reflects the Corporation’s core values of honesty, responsibility and fairness and addresses the following matters: compliance with laws, rules and regulations; conflicts of interest; confidentiality; corporate opportunities; protection and proper use of corporate assets; competition and fair dealing; gifts and entertainment; payments to government personnel; discrimination, harassment and equal opportunity; health and safety; accuracy of company records and reporting; use of e-mail and internet services; loans to or guarantees of obligations of the Corporation’s personnel; and reporting of any illegal or unethical behaviour.

With respect to the issue of conflicts of interest in particular, various officers, directors or other insiders of the Corporation may hold senior positions with other entities, including entities involved in the resource industry or may otherwise be involved in transactions within the resource industry and may develop other interests outside the Corporation. In the event that any such conflict of interest arises (or could potentially arise) for a director, such director will be required to disclose the conflict to a meeting of the directors of the Corporation and abstain from voting for or against the approval of such participation or such terms. In the event that any such conflict of interest arises (or

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could potentially arise) for an officer or other insider of the Corporation, such person will be required to disclose the conflict to the Chief Legal Officer and abstain from participating in any discussions related to such matter and the Board will be apprised of such conflict. In appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Any decision made by any of such directors involving the Corporation will be required to be made in accordance with their duties and obligations to deal honestly and in good faith with a view to the best interests of the Corporation and its shareholders. In the event such conflict of interest is a related-party transaction, the CESGC will review such transaction as described below and elsewhere in this Circular.

The CESGC monitors compliance with the Code and is responsible for granting any waivers from the application of the Code and reviews management’s monitoring of compliance with the Code. To date, no such waivers have been granted.

Under the Code, the Corporation’s personnel are expected to talk to supervisors, managers or other appropriate personnel including the Chief Legal Officer about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. All of the Corporation’s personnel are required to cooperate in internal investigations of misconduct.

The CESGC is also responsible for reviewing all proposed related-party transaction and situations involving a potential conflict of interest that are not required to be dealt with by an “independent special committee” pursuant to securities laws.

Business Integrity Policy

The Board has adopted a Business Integrity Policy (the “Business Integrity Policy”) for the Corporation’s directors, officers and employees, which is intended to supplement the Code. The Business Integrity Policy is available on the Corporation’s website at www.franco-nevada.com.

This Business Integrity Policy is intended to ensure that the Corporation does not receive an improper advantage in its business dealings and that all payments and expenses are properly recorded in its financial books and records and addresses the following matters. Among other things, the policy provides guidance on dealing with agents, contractors and public officials, acceptance of gifts, making political contributions and dealing with certain types of payments. Employees of the Corporation are obligated to promptly report any violations of the policy to the Chief Legal Officer who will in turn report to the Chief Financial Officer and the ARC.

Whistleblower Policies

The Board has adopted employee complaint procedures for, among other things, accounting and auditing matters (contained in the Corporation’s Employee Complaint Procedures for Accounting and Auditing Matters) and violations of applicable laws or corporate policies (contained in the Corporation’s Whistleblower Policy) for the Corporation’s directors, officers and employees to enable such personnel to submit good faith complaints relating to any such matters. The procedures outline how an employee with a good faith concern can anonymously report those concerns directly to the Chief

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Legal Officer, in the case of the Whistleblower Policy or directly to the Chair of the ARC in the case of the Employee Complaint Procedures for Accounting and Auditing Matters.

Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities

The Board has adopted a Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities, which serves as the Corporation’s corporate disclosure policy and insider trading policy. This policy applies to the Corporation’s directors, officers and employees to ensure that such personnel comply with securities legislation and the rules of applicable stock exchanges relating to insider trading, tipping and selective disclosure.

With respect to confidentiality and disclosure, this policy generally outlines principles of confidentiality and guidelines for maintaining confidentiality, disclosure principles and guidelines for disclosure (including who the authorized spokespersons are and how discussions with the investing community will occur), what constitutes material information, what is non-public information and how forward-looking information should be disclosed.

With respect to trading in securities, this policy outlines prohibitions on trading, the Corporation’s policies on trading windows and black-out periods, required pre-approval for trades by insiders and sanctions if improper trading were to occur. This policy also strictly prohibits the entering into of any “equity monetization” transactions or purchases of financial instruments that are designed to hedge or offset a decrease in market value of equity securities. This policy requires the Corporation’s personnel to report any violations immediately to the CEO or the Chief Legal Officer.

Strategy and Risk Management

The Board regularly reviews the Corporation’s goals and strategy with management. In addition, the Corporation’s strategic plan and business objectives are reviewed annually with management taking into account the new opportunities and key risks of the business. During these discussions, the performance of the Corporation and future opportunities are extensively discussed to assess whether adjustments to strategy are warranted. The Corporation’s core business principles and long-term strategy remains constant. The Corporation is a gold-focused royalty and streaming company with a diversified portfolio, providing investors with a low-risk gold investment with gold price and exploration optionality. The Corporation is focused on growing net asset value on a per share, sustainable, long-term basis. It recognizes that it operates in a highly cyclical business and has maintained a capital structure that allows the Corporation to invest countercyclically. In executing its strategy, the Corporation is willing to make investments over the long term, including in projects that may take significant time before coming to fruition.

The Corporation’s enterprise risk management environment ensures that the key objectives and strategy for the success of the Corporation are achieved. The risk management process of the Corporation is a several-pronged process involving management, the ARC and the Board of the Corporation. In its annual strategic planning session, the Board’s understanding of the current business strategy, its critical success factors and the related business risks is a key focus. The risks of the business are analyzed and reviewed together with strategic opportunities and issues. Management

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provides a detailed listing of risks and a related risk analysis, the latest of which was presented and reviewed with the ARC in November 2020 which identified risks to be monitored by the Board including (i) increased competition, (ii) transaction risk, (iii) ESG-related risks, (iv) COVID-19-related risks, and (v) geopolitical risk. Also included in this review, the roles of management, the ARC and the Board relating to risk were highlighted and reaffirmed. The Board is responsible for strategic aspects and the enforcement of an appropriate risk culture throughout the organization, including through the CESGC relating to compensation aspects. The ARC is charged with the supervision of the risk analysis and policing of the mitigation factors and plans. Management conducts a periodic detailed analysis of risks, recommended mitigation plans and is responsible for the implementation and review of effectiveness of such mitigation plans.

In addition, critical to the Corporation’s success is the appropriate management of risk around all assets including potential new investments. In this regard, the Board is fully engaged in the review of new investments. At Board meetings, management updates the Board on potential investments and seeks guidance on whether to proceed. Board members are also provided with at least monthly reports from the President & CEO in between Board meetings. Board members are very active in the review of potential investments including participating in due diligence and providing technical, political, financial, corporate social responsibility and other expertise. Directors are frequently involved by management to advise on specific due diligence or asset management issues. Directors will often accompany management on site visits to existing assets or potential investments and report independently to the Board on their observations.

If management proposes to proceed with a transaction in excess of a threshold amount, it must first seek Board approval. Below this threshold amount, management has discretion to proceed with an investment but must report the transaction to the Board in order to refresh its executive authority before being able to proceed with another investment. The Board is also regularly updated as to existing material assets and provided with risk assessments of those assets and retrospective analyses as to lessons learned.

Non-Discrimination, Anti-Harassment and Equal Opportunity Policy

The Board has adopted a Non-Discrimination, Anti-Harassment and Equal Opportunity Policy which provides the framework for the Corporation to maintain an environment free of discrimination and harassment, in which all individuals are treated with respect and dignity, are able to contribute fully and have equal opportunities. This policy also deals with harassment and workplace violence. This policy articulates the Corporation’s position with respect to:  (i) diversity, equal opportunity, discrimination (including grounds therefore), harassment and threats or acts of violence; (ii) reporting inappropriate conduct, harassment and workplace violence; (iii) disciplinary measures; and (iv) the development of procedures to prevent and address human rights issues.

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Environmental and Social Responsibility

The Corporation’s business is investing in projects operated by third parties and does not directly operate any of its assets. The projects on which the Corporation has royalties and streams are owned and operated by independent mining and energy companies which are typically publicly listed. Management closely monitors the Corporation’s portfolio of assets and engages with the operators of the projects on ESG matters but management is not responsible for the day-to-day operational or development decisions at a project. While the Corporation does not control or influence the operations of any of the properties over which it has an interest, it is committed to responsible mining and energy extraction in all aspects of its investments including with respect to ESG issues, which are addressed through a combination of the following:

policies, including ESG-specific policies, which guide investment decisions;
due diligence process for new investments;
contractual rights in royalty and stream agreements;
contributions to projects to build community strength at the operations in which the Corporation is invested; and
transparency in its disclosure.

The approach taken by the Corporation has generated significant value for shareholders and has allowed it to acquire royalties and streams on projects operated by some of the best operators in the industry. The Corporation has adopted policies and performs extensive due diligence on potential investments to address ESG issues, including climate-related risks, and has adopted best practices in other areas of ESG. The Corporation has refrained from allocating capital to certain investments due to ESG issues. Detailed information can be found in the Corporation’s most recent Environmental, Social and Governance (ESG) Report available on the Corporation’s website at www.franco-nevada.com.

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STATEMENT BY THE COMPENSATION AND ESG COMMITTEE

Dear Shareholders:

On behalf of the Board, the members of the Compensation and ESG Committee present our 2020 Statement of Executive Compensation.

2020 was a challenging year due to the COVID-19 pandemic but we are proud of all of the efforts of our team. The executive team acted quickly to successfully implement work from home arrangements to ensure the safety of all of our employees and the entire team put in extra effort to operate our business seamlessly. During 2020, the team was busy evaluating new investment opportunities and devised creative and effective ways to safely conduct due diligence and evaluate opportunities. Our team was able to grow our portfolio through the addition of several exciting and promising new investments and also generated an active pipeline of potential opportunities.

During 2020, we further enhanced our compensation practices. Following the adoption of three new objective metrics in 2019, the Corporation adopted ESG as a specific corporate goal in 2020. The Corporation recognizes the importance of all aspects of ESG to the continued success of the Corporation, including making responsible investments which take into account environmental and social impacts, holding ourselves to high governance standards and furthering our goal of diversity and inclusion. We have adopted specific ESG objectives against which management will be evaluated for compensation purposes.

The Committee adopted two additional enhancements to the compensation program in 2020, which will be implemented in 2021. The first is a new objective performance metric - Royalty, Stream and Working Interest Book Value Growth per Share. This metric measures management’s ability to accretively grow the Corporation on a per share basis (rather than an absolute basis) through new investments. The second is the adoption of a potential multiplier on the performance-based RSUs using objective criteria to reward outperformance and also take into account underperformance, should that occur, rather than simply using discretionary judgement. These two enhancements are discussed in “Other Compensation Related Matters” below.

For 2020, the Committee took into account the following achievements by the executive team and performance by the Corporation:

all performance metrics were met or exceeded as discussed further below;
the Corporation achieved record stock performance and continued to outperform gold and gold equity benchmarks;
the Corporation achieved record GEOs, revenue, adjusted net income and adjusted EBITDA; and
the Corporation increased its dividend for the 13th consecutive year.

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The Committee also took into consideration the impact of the COVID-19 pandemic including the withdrawal of GEO guidance and issuance of revised lower GEO guidance and the impairment of certain Energy assets. The Committee determined that, notwithstanding the record results achieved by the Corporation and the outperformance of the executive team during a challenging COVID-19 year, it was appropriate to award incentive compensation generally at targeted levels.

The Committee and the Board have spent a great deal of time to ensure proper succession. Mr. Brink was promoted to President & CEO in 2020, succeeding David Harquail, and has provided outstanding leadership. Several other team members were also promoted, increasing the diversity of the Corporation at senior levels. We are very confident that we have right management team in place to lead the Corporation.

At the Committee level, we have refreshed the Committee with the addition of Maureen Jensen and Derek Evans. The Chair of the Committee, David Peterson, having served at the Corporation since its IPO in 2007, will not be standing for re-election. Louis Gignac, a highly respected mining executive with extensive Board experience and governance expertise, has been appointed Chair of the Committee following Mr. Peterson’s retirement and will provide strong leadership.

We are very proud to serve this Corporation and its stakeholders and remain committed to leading-edge compensation and governance best practices. We welcome and encourage your feedback.

Sincerely,

“Hon. David R. Peterson”, Chair

“Dr. Catharine Farrow”

“Louis Gignac”

“Elliott Pew”

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COMPENSATION DISCUSSION & ANALYSIS

Compensation Governance

Composition, Experience and Skills of the Compensation and ESG Committee

David Peterson Chair, Independent	Louis Gignac Chair Designate, Independent	Derek Evans Independent	Catharine Farrow Independent	Maureen Jensen Independent	Elliott Pew Independent
Member since Nov 12, 2007 Chair until May 5, 2021	Member since Mar 20, 2014 Chair effective as of May 5, 2021	Appointed on Mar 11, 2021	Member since May 8, 2017	Appointed on Mar 11, 2021	Member from Dec 11, 2019 until Mar 11, 2021
Previous Member, Compensation Committee, VersaPay Corporation Chair Emeritus, Cassels Brock & Blackwell LLP and previous Chair of its Executive Committee	Previous Member, Human Resources Committee, Domtar Corporation Previous President & CEO, Cambior Inc. Previous Chair, Human Resources Committee, Gaz Métro Inc.	President, Chief Executive Officer and Director, MEG Energy Corp. Previous President, CEO and Director, Pengrowth Energy Corporation Member, Institute of Corporate Directors	Previous CEO, TMAC Resources Inc. Previous Chief Operating Officer of KGHM International Ltd. (formerly Quadra FNX Mining Company Inc.) Member, Institute of Corporate Directors	Previous Chair and Chief Executive Officer, Ontario Securities Commission	Previous Chair, Enerplus Corporation Previous Director, Southwestern Energy Company

The members of the CESGC each have skills and direct experience as set out in the table above that are relevant to their responsibilities in executive compensation and which enable them to make decisions on the suitability of the Corporation’s compensation policies and practices. Messrs. Peterson and Gignac have each served on the compensation committees of other Canadian publicly-traded corporations and all members of the CESGC have provided leadership in business, legal and/or government organizations in their current and/or past roles. In these roles, they have participated in compensation planning sessions, made compensation decisions and participated in compensation discussions with external consultants. Mr. Pew ceased serving as a member of the CESGC and Mr. Evans and Ms. Jensen were appointed members of the CESGC, effective as of March 11, 2021. As such, Mr. Evans and Ms. Jensen did not participate in 2020 compensation decisions.

Responsibilities of the Compensation and ESG Committee

The CESGC was established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Corporation’s compensation plans, policies and programs. It is the CESGC’s responsibility to ensure that the Corporation develops and maintains a compensation

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program for its executive officers that will be fair, competitive and consistent with the best interests of the Corporation. The CESGC is also responsible for ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals.

The CESGC is responsible for reviewing the position description and performance goals and objectives relevant to the compensation of the President & CEO and for evaluating the President & CEO’s performance in light of those goals and objectives. The CESGC recommends to the Board the President & CEO’s compensation based on such evaluation. The CESGC is also responsible for making recommendations to the Board with respect to the compensation of all executive officers and other officers, including incentive compensation plans, equity-based plans (which the CESGC administers), the terms of any employment agreement, severance and change of control arrangements and any special or supplemental benefits. The President & CEO provides the CESGC with recommendations for compensation of executive officers and other officers, supported by relevant factual data and an assessment of appropriate compensation. The CESGC is also responsible for making recommendations concerning the remuneration of directors.

Compensation Consultants

The CESGC has the authority to retain and receive advice from compensation consultants to carry out its duties but, to date, has not determined it necessary to do so. Specifically, during the financial years ended December 31, 2020 and 2019, no compensation consultants or advisors were retained to assist in determining compensation for any of the Corporation’s directors and officers.

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Compensation Philosophy and Objectives

The “Named Executive Officers” for purposes of this Circular (being the former Chief Executive Officer, the current President & Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated officers of the Corporation) are: (i) Mr. David Harquail, former Chief Executive Officer, (ii) Mr. Paul Brink, President & Chief Operating Officer until May 6, 2020 and President & Chief Executive Officer thereafter, (iii) Mr. Sandip Rana, Chief Financial Officer, (iv) Mr. Lloyd Hong, Chief Legal Officer & Corporate Secretary, (v) Mr. Eaun Gray, Senior Vice President, Business Development, and (vi) Mr. Jason O’Connell, Senior Vice President, Energy. During 2020, Messrs. Gray and O’Connell held the offices of Vice President, Business Development and Vice President, Energy, respectively, and were promoted effective January 1, 2021 to the offices of Senior Vice President, Business Development and Senior Vice President, Energy, respectively.

The specific objectives of the Corporation’s compensation program for its officers are as follows:

to attract and retain talented officers;
to align the interests of officers with those of the Corporation’s shareholders; and
to link individual compensation to the performance of both the Corporation and the performance of each individual officer.

The Corporation’s compensation program is designed to reward officers for:

superior corporate performance relative to pre-set internal objectives;
superior corporate performance relative to an external performance index; and
exceptional levels of individual performance consistent with, and contributing to the achievement of, the Corporation’s strategic objectives.

In order to achieve the above objectives, the key structural features of the Corporation’s compensation program are as follows:

incentive compensation comprises a majority of overall compensation;
long-term, at-risk share-based compensation comprises a majority of incentive compensation; and

the value of long-term, at-risk share-based compensation is linked directly to the medium and long-term growth of the Corporation’s share price. Performance benchmarks must be achieved in order for performance-based share compensation to vest.

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Benchmarking

The Corporation has generally considered compensation programs in relevant sectors of the mining and energy industries as well as the compensation programs of its competitors but has not specifically engaged in benchmarking with a specific peer group for purposes of setting levels of compensation.

Risk Management

The Board is responsible for strategy relating to risk management and the enforcement of an appropriate risk management culture throughout the organization. The Board fulfils these responsibilities through the ARC generally and through the CESGC with respect to compensation and ESG matters. The Board is ultimately responsible for considering the implications of risks associated with the Corporation’s compensation policies and practices. Through the ARC and outside advisors, the Board is advised of potential risks, including those relating to human capital, such as recruitment/retention, redundancy, workload/resources, HR support and succession. Through the CESGC, the Board is involved in the design of compensation policies to meet the specific corporate goals (including ESG) and compensation objectives discussed above and considers the risks relating to such policies. To mitigate inappropriate or excessive risk taking, the Corporation has put practices in place. For example, the Corporation has a variety of compensation components that are designed to provide balance between base salary and long-term at-risk variable compensation. Also, the Corporation’s long-term incentive compensation has been designed to address its retention objectives. The CESGC is responsible for ensuring compliance with the compensation policies and practices of the Corporation. The Corporation’s enterprise risk management environment is further described under “Statement of Governance Practices – Risk Management”. To date, the Board and CESGC have not identified any risks arising from the Corporation’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Corporation.

Elements of Compensation

The Corporation currently provides a compensation program for officers as illustrated below. The components of the compensation program are base salary and incentive compensation comprised of an annual incentive cash bonus and long-term, at-risk, share-based compensation which is further comprised of time-based RSUs and, performance-based RSUs. Previously, the Corporation awarded stock options as part of the annual compensation program but discontinued the practice in 2020 and replaced the grant with additional performance-based RSUs in order to increase the proportion of overall compensation that would be tied to performance vesting criteria and the long-term performance of the Corporation. There is no pension plan.

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The following charts set out the overall breakdown of total compensation between base salary (which is guaranteed) and incentive compensation (assuming incentive compensation is awarded at target). The Corporation places a greater emphasis on long-term, at-risk, share-based compensation with such compensation comprising 60% of targeted total compensation for the President & CEO, 57% of targeted total compensation for the Chief Financial Officer and the Chief Legal Officer and 50% for the other Named Executive Officers.

Each element of compensation is discussed in more detail below.

Base Salary

Base salary is a fixed element of compensation for each officer which is set by the CESGC annually and is the only component of compensation that is guaranteed. Base salary is intended to fit into the Corporation’s overall compensation objectives by serving to attract and retain talented officers. The CESGC principally considers the following factors in setting base salaries, including any increases to base salaries:

the level of responsibility related to each officer’s position;
the base salaries paid to equivalent officers at industry peers generally;
the experience of the officer;
the officer’s overall performance versus established goals and objectives; and
the retention risk for each officer.

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Incentive Compensation

Incentive compensation is a variable element of compensation comprising annual cash bonuses and long-term, at-risk, share-based compensation. Incentive compensation is not guaranteed and is subject to the achievement of corporate and individual goals by each Named Executive Officer.

Incentive Compensation Targets

Targeted awards of each element of incentive compensation to Named Executive Officers are set each year as a percentage of base salary. The targeted awards place a greater emphasis on long-term, at-risk, share-based compensation. Actual awards may range from 0% to a maximum of 200% of base salary based on the CESGC’s evaluation of the Corporation’s performance and each Named Executive Officer’s performance against the Corporate Goals (as defined below) and individual objectives. Actual awards of each element of incentive compensation have been capped at 200% of base salary in order to mitigate excessive risk-taking and limit potential windfalls. The President & CEO and the other Named Executive Officers are not guaranteed an award of any incentive compensation under poor market conditions and it is possible for the President & CEO and the other Named Executive Officers to receive no incentive compensation.

The CESGC continuously reviews its compensation program and considers compensation best practices. As disclosed in the Corporation’s management information circular dated March 20, 2020, the Corporation engaged with shareholders during 2019 on its current compensation practices. Feedback received from shareholders included a preference for a greater emphasis on performance-based share-based compensation. The CESGC also considered the levels of compensation of the Named Executive Officers compared to industry peers and concluded that adjustments were warranted but that such adjustments should be focused on incentive compensation instead of guaranteed compensation. Based on the foregoing, the CESGC implemented the following changes to the executive compensation program, which were effective in 2020:

the elimination of the grant of stock options from the compensation program as the vesting criteria for stock options was only time-based;

increasing the target for performance-based RSUs to 200% of base salary (from 100% of base salary) in the case of Mr. Brink, 110% of base salary (from 50% of base salary) in the case of Messrs. Rana and Hong, and 100% of base salary (from 50% of base salary) in the case of Messrs. Gray and O’Connell; and

increasing the target for time-based RSUs to 90% of base salary (from 50% of base salary) in the case of Messrs. Rana and Hong.

As a result of the above changes, more than 50% of share-based incentive compensation is performance-based for all NEOs. As well, Messrs. Rana and Hong now also receive a more competitive compensation package which continues to consist primarily of at-risk, share-based compensation. Such at-risk, share-based compensation constitutes a greater proportion of overall compensation compared to prior years, ensuring alignment with shareholders.

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For 2020, the targeted awards for the NEOs (expressed as a percentage of base salary) are illustrated below.

The CESGC and Board retain final discretion to modify an award when considered appropriate but this discretion will only be exercised in extraordinary circumstances and will be disclosed if such discretion is ever exercised.

Elements of Incentive Compensation

Annual Cash Bonus

Annual cash bonuses are a short-term variable element of compensation that reward each officer for both corporate and individual performance and are intended to fit into the Corporation’s overall compensation objectives by directly linking individual compensation to the performance of both the Corporation and the individual. The process by which the CESGC determines the amount of cash bonuses is described further below.

Share-Based Compensation

Share-based compensation is a long-term, at-risk, variable element of compensation that directly and indirectly aligns the interests of officers with shareholders and encourages retention. The components of the share-based compensation consist of time-based RSUs and performance-based RSUs.

Restricted Share Units

The Corporation awards both time-based RSUs and performance-based RSUs as they have different vesting schedules which ensure strong alignment with shareholder interests.

Time-based RSUs, if awarded, vest in equal thirds over a three-year period commencing on the first anniversary of the grant date.

Performance-based RSUs, if awarded, vest on the third anniversary of the grant date subject to the achievement of pre-determined performance vesting criteria on such vesting date. The performance-vesting criteria are described further below. The CESGC determines whether such criteria have been satisfied at the end of the relevant calendar

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year. For performance-based RSUs awarded in 2020, the CESGC will determine the vesting of such performance-based RSUs in late 2023.

If the CESGC determines that the performance-vesting criteria have only been partially met, it is possible that zero vesting may occur. The CESGC also determined in 2020 to provide for a potential multiplier on the performance-based RSUs in the case of outperformance against the performance-vesting criteria. This is discussed in further detail below.

The CESGC believes the different components of stock-based compensation, together with the different vesting schedules directly tie an officer’s compensation to shareholder returns and the performance of both the Corporation and the individual over the near, medium and long-term.

Corporate Goals and Performance Measures

The CESGC and Board have broadly set five corporate goals for the Corporation and the Named Executive Officers. These goals are growth, performance, risk management, ESG and margins (the “Corporate Goals”). ESG was adopted as a specific corporate goal starting in 2020 in recognition of the importance of managing ESG issues to the Corporation’s business and the greater emphasis on ESG that the CESGC would apply in evaluating management’s performance. In prior years, succession was a specific corporate goal but as the Corporation had just completed a multi-year succession process, the CESGC determined that succession could be incorporated into the goal of risk management. The Corporate Goals have been chosen to encourage good decision-making over the business cycle as opposed to focusing on results in any one year. The CESGC and Board believe that each of the Corporate Goals are equally important. Additionally, the President & CEO sets personal objectives for the Named Executive Officers which are specific to the year and their personal development which are approved by the CESGC. The CESGC does not use a formulaic approach such as setting threshold, target and maximum goals for each of the Corporate Goals or the personal objectives as the nature of the Corporation’s business does not lend itself to such practices. As an example, it is not possible to predict the number or types of new investment opportunities that may arise during any given year and, as such, it would not be appropriate to set a specific growth target in terms of number of investments or other specific metrics with respect to a new investment as it may encourage risk-taking behaviour. As well, avoiding investments with inappropriate risk or inappropriate risk-return profile may also be as important to the achievement of the Corporate Goals.

The Corporation’s success is driven by the ability to take advantage of opportunities that arise while maintaining strong discipline. Historically, the CESGC has not taken a fully objective or formulaic approach to compensation. The Corporation’s business has evolved since its IPO in 2007 and the management team has continued to create true shareholder value over this period by focusing on its business model principles and not specific targets. In evaluating corporate and individual performance, the CESGC evaluates each Corporate Goal and individual performance taking into account numerous objective and subjective factors.

While the CESGC historically has not used a fully objective or formulaic approach to compensation, it continually evaluates its compensation program with a view to

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maintaining best practices. In 2019, the CESGC adopted three objective performance metrics within the existing framework of the Corporate Goals. These objective performance metrics were adopted following extensive review and analysis and engagement with institutional shareholders.

As ESG was adopted as a specific Corporate Goal for 2020, the CESGC adopted five new ESG-specific goals for the compensation program, which were effective as of 2020. Each of the metrics is discussed below.

As well, during 2020, the CESGC determined to adopt another objective metric to evaluate management’s ability to grow the Corporation. The new objective metric is Royalty, Stream and Working Interest Book Value Growth per Share. This new metric will be implemented effective for the 2021 compensation year. Further detail on this new objective metric is provided below in “Other Compensation Matters - Anticipated Changes to Compensation Policies and Practices”.

2020 Performance Metrics

Objective Performance Measure No. 1 – Relative Total Shareholder Return (“Relative TSR”)

The first objective performance measure used by the CESGC is Relative TSR (including capital appreciation and dividends) and this measure fits within the Corporate Goal of Performance. The CESGC has always maintained an absolute focus on performance and generation/preservation of shareholder value in determining compensation. In prior years, the CESGC developed a broadly-based performance index which was then compared to the Corporation’s total shareholder return in order to determine whether performance-based RSUs should vest.

The CESGC will continue to use this performance index to determine whether performance-based RSUs should vest but the performance index will now also be used to determine whether adjustments to incentive compensation awards above or below target are warranted.

The performance index (the “Performance Index”) is weighted between three categories, being commodities (20%), market indices (40%) and a royalty/streaming peer group (40%) with the specific weightings of the individual components in each category being based on the breakdown of the Corporation’s revenues and/or weightings in various indices. Previously, the index was equally weighted between the three categories but the CESGC determined that the updated weightings were more appropriate going forward.

The components of the Performance Index and the rationale for their inclusion are as follows:

the prices of gold, silver, platinum, palladium, and oil (WTI), as these are the principal commodities underlying the Corporation’s portfolio;
the S&P/TSX Global Gold Index for a comparison to operating gold companies;

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the S&P/TSX Composite Index as it is a broad market index and a number of institutional investors invest in Franco-Nevada based on its inclusion in the Index; and

the royalty/streaming specific peer group consisting of Wheaton Precious Metals Corp., Royal Gold, Inc. and PrairieSky Royalty Ltd. as these are the largest (by market capitalization) royalty/streaming peers in the industry.

The Corporation’s total shareholder return (assuming reinvestment of dividends) relative to the return generated by the Performance Index will be considered on a one-year and three-year basis. The CESGC has decided to use two time periods for measurement for a balanced perspective rather than taking a short-term focus.

If the Corporation’s total shareholder return significantly outperforms or underperforms relative to the Performance Index, the CESGC will consider whether awards of incentive compensation above or below target are warranted. If the Corporation’s total shareholder return is generally aligned relative to the Performance Index, the CESGC expects to award incentive compensation at targeted levels unless there are other extraordinary factors which would be disclosed. See also “Other Compensation Matters - Anticipated Changes to Compensation Policies and Practices” below for further discussion on how the Performance Index will be used for the performance-based RSU multiplier.

The Relative TSR performance measure will indicate how management has performed against (i) commodity prices, (ii) peers in the allocation of capital, and (iii) generalist investment alternatives.

The composition and performance of the Performance Index for 2020 and the period 2017-2020 (based on the existing methodology of equal weightings between the components) and the Corporation’s TSR for the same periods are set out below:

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Based on the foregoing, the CESGC determined that the performance-based RSUs granted in 2017 would vest at target as the performance-based vesting criteria had been satisfied.

Objective Performance Measure No. 2 – Resource Replacement per Share

The second objective performance measure used by the CESGC is Resource Replacement per Share and this measure fits within the Corporate Goal of Growth. The CESGC has used this performance measure to evaluate management’s performance in accretively growing the Corporation’s business.

The Corporation does not operate or explore for mines. Rather, it has a broad portfolio of royalties and streams on many operations allowing it to, among other things, maximize exploration upside and focus on new investments.

The CESGC will measure the Corporation’s one-year and rolling three-year average royalty-equivalent precious metals ounces (based on measured and indicated royalty-equivalent ounces) in its portfolio against the prior one-year and three-year average on a per share basis. This will show whether the Corporation’s resource base is growing sufficiently on a per share basis to replace precious metals ounces realized by the Corporation over the relevant time period. Growth is expected to occur from exploration conducted by operators of the assets on which the Corporation has royalty and stream interests and from new acquisitions. By measuring on a per share basis, the CESGC will be able to determine whether management has been growing the Corporation’s business accretively and will also further provide a look back on management’s initial evaluation of its investments.

In determining whether the Corporate Goal of Growth has been achieved, the CESGC will take into account whether the Resource Replacement per Share measure confirms replacement of precious metals ounces realized by the Corporation over the relevant

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time periods. Energy resources will not initially be considered in this metric given the current breakdown between energy assets and mining assets in the Corporation’s overall portfolio. The Corporation will assess on a regular basis when it would be appropriate to incorporate energy resources into this metric.

For 2020, the CESGC determined that Resources per Share increased on a one-year and rolling three-year average compared to the prior periods and accordingly, the Resource Replacement per Share measure was exceeded.

Objective Performance Measure No. 3 – General and Administration Costs (“G&A”) per Gold Equivalent Ounce (“GEO”)

The third objective performance measure used by the CESGC is G&A per GEO and this measure fits within the Corporate Goal of Margins. The CESGC has used this performance measure to evaluate management’s performance in containing costs and maintaining the scalability of the Corporation’s business.

One of the Corporation’s business principles is that its business is scalable such that management can continue to grow the business without significantly increasing costs.

The CESGC will measure the Corporation’s one-year and rolling three-year average G&A against the prior one and three-year average on a per GEO basis. This will indicate whether the management team has been successful in maintaining costs and the scalability of the business.

In determining whether the Corporate Goal of Margins has been met, the CESGC will take into account whether G&A per GEO confirms that management has maintained cost control over the relevant time period.

For 2020, the CESGC determined that G&A per GEO was stable on a one-year and a rolling three-year average compared to the prior periods and, accordingly, the G&A per GEO measure was achieved.

New Corporate Goal – Proactive ESG Leadership

As disclosed in the Corporation’s management information circular dated March 20, 2020, the CESGC, as part of its ongoing commitment to best practices, determined to adopt ESG-related goals into the executive compensation program, which were effective as of 2020. During 2020, the CESGC engaged in an extensive review and also determined to make ESG a separate corporate goal to properly recognize the importance of ESG in the Corporation’s long-term strategy and success.

In adding ESG as a standalone corporate goal, the CESGC determined that (i) “Proactive ESG Leadership” would be the key principle guiding the Corporate Goal, and (ii) the CESGC would focus on five ESG objectives when evaluating management’s performance for compensation decisions. The CESGC believes that these five objectives are focused on the key ESG issues for the Corporation and strike the appropriate balance of subjective and measurable goals which are both backward and forward looking. The following table sets out the five ESG objectives along with the rationale for each objective and the factors the CESGC will consider when evaluating management’s performance.

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ESG OBJECTIVES FOR EVALUATING MANAGEMENT
ESG Due Diligence	ESG due diligence is critical in growing the Corporation’s business	ESG Reporting and Compliance	ESG initiatives should be adopted to be responsive to shareholders and stakeholders	Contributions and Community Outreach	The Corporation should make a positive impact in the local communities in which its assets are located as well as locally

Management will be evaluated on whether an appropriate level of ESG due diligence was presented to the Board in connection with new investments

Management will also be evaluated on a look-back basis in the event of an ESG issue at an existing asset to determine if such issue was reasonably foreseeable through due diligence

Management will be evaluated on keeping the Board informed as to ESG initiatives and effective shareholder outreach

Management will also be evaluated on the successful implementation of Board-approved ESG initiatives, many of which can be multi-year projects

Management will be evaluated on its successful execution of ESG contributions which will include pro-active outreach to operators

Management will also be evaluated on their personal engagement in making positive contributions to the local community

Diversity and Inclusion	Diversity and inclusion are key components to the Corporation’s success	ESG Rankings	ESG rankings recognize management’s efforts with respect to ESG
Management will be evaluated on its progress in the area of diversity and inclusion including in recruiting, internal promotions and disclosed diversity goals

Management will be evaluated based on the Corporation’s ESG rankings by the major agencies followed by institutional shareholders

Management will not be evaluated for matters solely within the Board’s purview

The CESGC recognizes that ESG is a rapidly evolving area and will review the ESG objectives annually and disclose any changes in subsequent management information circulars.

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2020 Corporate Performance and Incentive Compensation Awards

Set out in the chart below are (i) the key principles for each Corporate Goal, (ii) the objective and subjective achievements for 2020 considered in determining incentive awards for 2020, and (iii) the CESGC’s conclusion as to the satisfaction of each Corporate Goal. In determining incentive awards for 2020, the CESGC took into account the Corporation’s significant outperformance against the Performance Index, the significant outperformance on a number of other objective and subjective measures and the achievements of the Named Executive Officers balanced against the impact of the COVID-19 pandemic including the withdrawal of GEO guidance in early 2020 and the issuance of revised lower GEO guidance in August 2020. The CESGC determined that targeted cash bonuses and incentive compensation awards were warranted (other than Mr. Gray as discussed below).

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Corporate Goal(1)	Key Principles	2020 Achievements and Considerations	Conclusion
Outperform various external benchmarks Strong financial performance against budget and guidance

  Exceeded revised GEO guidance

  Significant TSR outperformance against the Performance Index – Performance Measure No. 1

  Significant outperformance against gold equity indices and gold

  Record financial results for Revenue, Adjusted EBITDA and Adjusted Net Income including on a per share basis(2)

Objective exceeded
Growth through value-added acquisitions Organic growth from existing investments

  On the precious metals side, (i) completion of a US$100 million royalty transaction with SolGold, (ii) the acquisition of a portfolio of royalty interests from Freeport-McMoRan for US$31 million, and (iii) the acquisition of several smaller royalty interests through the year

  On the Energy side, completion of the acquisition of a royalty portfolio in the Haynesville natural gas play in Texas for US$135 million

  Exceeded the Resource Replacement per Share Measure – Performance Measure No. 2

  Numerous opportunities evaluated and declined

Objective achieved
Proactive ESG leadership

  Numerous opportunities declined due to ESG factors

  Continued improvement on ESG disclosure and engagement with shareholders

  Numerous community initiatives undertaken

  Advancement of diverse persons within the Corporation with two promotions of diverse persons to senior management

  Continued high rankings by ESG ratings agencies

Objective achieved
Comprehensive risk management through robust asset management and risk control

  Effective asset management throughout the year, including virtual site visits due to COVID-19

  Quarterly ERM reports provided to the Board

  Enhanced in-house management of Energy portfolio

  Cybersecurity system reviewed and improvements implemented

Objective achieved

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Corporate Goal(1)	Key Principles	2020 Achievements and Considerations	Conclusion
	Maintain margins through containing costs Maintain a sustainable dividend Strong treasury management	Dividend increased for 13th consecutive year Margins of 82.3%(2) Stable G&A per GEO – Performance Measure No.3 Debt free and $1.9 billion in available capital	Objective achieved

Notes

(1)	All the Named Executive Officers are responsible for the achievement of the Corporate Goals. However, the level of responsibility may be different based on the role of such Named Executive Officer. The President & CEO has full responsibility for all the Corporate Goals. Mr. Rana has greater responsibility for margins and risk management and medium responsibility for growth, performance and ESG. Mr. Hong has greater responsibility for risk management and ESG, medium responsibility for growth and performance, and low responsibility for margins. Messrs. Gray and O’Connell have greater responsibility for growth and risk management, medium responsibility for performance and ESG, and low responsibility for margins.
(2)	Margin is defined by the Corporation as Adjusted EBITDA divided by revenue. The Corporation uses this non-GAAP measure to evaluate management’s performance in increasing revenue and containing costs. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS. Adjusted EBITDA and Adjusted Net Income are also non-GAAP measures and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS. Please refer to the Corporation’s Management’s Discussion and Analysis for additional detail.

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Named Executive Officers: Accomplishments and Incentive Awards

The following section provides information about each Named Executive Officer and their respective 2020 performance and compensation awards.

David Harquail Non-Executive Chair

David Harquail is non-executive Chair of Franco-Nevada. From January to May 6, 2020, he was the Chief Executive Officer and was succeeded by Paul Brink as President & CEO. Mr. Harquail led the initial public offering of the Corporation in 2007. Under his leadership, the Corporation created substantial shareholder value. For a brief biographical description for Mr. Harquail, please see “Director Information – Nominee Information” above.

Individual performance considerations	CESGC conclusions

Mr. Harquail:

  Successfully transitioned the CEO role to Mr. Brink and assumed the role of Chair of the Board

  Provided leadership during the COVID-19 pandemic

  Continued to provide mentorship to the executive team

Mr. Harquail met or exceeded all objectives set for him in 2020. Mr. Harquail was awarded a cash bonus and other incentive compensation at targeted levels (pro-rated for his partial year of service), all as detailed in the Summary Compensation Table below.

The inset graph sets out Mr. Harquail’s: (i) targeted compensation for the past five years (based on the targets disclosed in the Corporation’s management information circulars for the relevant years), (ii) the actual compensation awarded (based on the amounts reported in the Summary Compensation Tables in the Corporation’s management information circulars for the relevant years), (iii) the compensation realized (based on the market value of RSUs as at the date of vesting and the value realized on the exercise of stock options less the applicable exercise price of such stock options), and (iv) the amounts which may be realized in future in respect of each relevant year (based on the market value of RSUs and in-the-money value of stock options as at December 31, 2020). The graph also depicts total shareholder return over the same period (assuming reinvestment of dividends). During this period, the total shareholder return has been 167% and Mr. Harquail’s realized and realizable pay has demonstrated a strong alignment between CEO compensation and shareholder interests.

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Paul Brink President & CEO

Paul Brink is President & Chief Executive Officer of Franco-Nevada. Mr. Brink is responsible for, among other things: (i) providing leadership and direction to the Franco-Nevada management team; (ii) fostering a corporate culture that promotes ethical practices and encourages individual integrity; (iii) developing and recommending to the Board a long-term strategy and vision; and (iv) having overall responsibility for the achievement of Franco-Nevada’s financial and operating goals and objectives. For a brief biographical description for Mr. Brink, please see “Director Information – Nominee Information” above.

Individual performance considerations	CESGC conclusions

Mr. Brink:

  Demonstrated outstanding leadership in his first year as CEO during a uniquely challenging year with the COVID-19 pandemic

  Successfully transitioned additional responsibility to the other NEOs in connection with his promotion to President & CEO

  Successfully led shareholder engagement in connection with his transition to CEO

Mr. Brink met or exceeded all objectives set for him in 2020. Mr. Brink was awarded a cash bonus and other incentive compensation at targeted levels (based on his base salary as President & CEO), all as detailed in the Summary Compensation Table. For 2021, Mr. Brink received an inflationary adjustment to his base salary to C$715,000.

The adjacent graph sets out Mr. Brink’s: (i) targeted compensation for the past year, (ii) the actual compensation awarded (based on the amounts reported in the Summary Compensation Table below), and (iii) the amounts which may be realized in the future in respect of each relevant year (based on the market value of RSUs and in-the-money value of stock options as at December 31, 2020). None of the share-based incentive compensation awarded to Mr. Brink in his capacity as CEO vested and was realized in 2020 as it was Mr. Brink’s first year as CEO.

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Sandip Rana Chief Financial Officer

Sandip Rana, Chief Financial Officer, joined Franco-Nevada in April 2010. He previously served in treasurer and controller roles at old Franco-Nevada until 2002 and then acted as an international controller for Newmont. From 2003 to April 2010, Mr. Rana held financial roles at Four Seasons Hotels Limited where he last served as Vice-President Corporate Finance. Mr. Rana holds a Bachelor of Business Administration degree from the Schulich School of Business and is a Chartered Professional Accountant, CA. In February 2019, Mr. Rana was recognized as a Top Gun CFO by Brendan Wood International.

Individual performance considerations	CESGC conclusions

Mr. Rana:

  Assumed additional responsibilities within the Corporation and became more involved in industry leadership with the World Gold Council

  Continued to implement a highly effective shareholder engagement program

  Maintained a strong balance sheet and effectively managed the Corporation’s treasury. As at year-end, the Corporation had significant available capital to grow the Corporation

Mr. Rana met or exceeded all objectives set for him in 2020. Mr. Rana was awarded a cash bonus and other incentive compensation at targeted levels, all as detailed in the Summary Compensation Table. For 2021, Mr. Rana received an inflationary adjustment to his base salary to C$615,000.

Lloyd Hong Chief Legal Officer & Corporate Secretary

Lloyd Hong, Chief Legal Officer & Corporate Secretary, joined Franco-Nevada in December 2012. He previously was the Senior Vice‐President, Legal Counsel and Assistant Secretary of Uranium One Inc. Prior to that, he was a partner with the Canadian law firm of Davis LLP (now DLA Piper (Canada) LLP) with a practice focused on corporate finance and mergers and acquisitions. Mr. Hong holds a Bachelor of Commerce degree from the University of Alberta and a Bachelor of Laws degree from Queen’s University. Mr. Hong is a member of The Law Society of Ontario and The Law Society of British Columbia (non-practising).

Individual performance considerations	CESGC conclusions

Mr. Hong:

  Assumed additional responsibilities within the Corporation

  Continued to oversee the Corporation’s ESG efforts with the Corporation maintaining top rankings and expanded ESG initiatives being undertaken

  Led legal negotiations on the SolGold bridge loan and royalty transaction and other Mining and Energy opportunities

Mr. Hong met or exceeded all objectives set for him in 2020. Mr. Hong was awarded a cash bonus and other incentive compensation at targeted levels, all as detailed in the Summary Compensation Table. For 2021, Mr. Hong received an inflationary adjustment to his base salary to C$560,000.

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Eaun Gray Senior Vice President, Business Development

Eaun Gray, Senior Vice President, Business Development, heads Franco-Nevada’s mining business development group. Mr. Gray was previously a Vice President at Rothschild & Co where he advised on mergers and acquisitions and debt and stream transactions. Prior to that, Mr. Gray worked for CIBC in investment and corporate banking. Mr. Gray completed a Master of Business Administration degree at the Tuck School at Dartmouth College (Edward Tuck Scholar), is a CFA Charterholder and received a Bachelor of Commerce from Queen’s University (First Class Honours).

Individual performance considerations	CESGC conclusions

Mr. Gray:

  Assumed overall responsibility for the Mining Business Development team

  Executed on the SolGold bridge loan and royalty transaction, providing the Corporation with an interest in one of the best copper-gold development projects in the world

  Evaluated and progressed numerous other opportunities

Mr. Gray met or exceeded all objectives set for him in 2020, including managing the review of numerous investment opportunities. In recognition of Mr. Gray’s performance during 2020, a multiplier factor of 80% of base salary was applied to his annual cash bonus (vs target of 50%). All other incentive compensation was awarded at targeted levels, all as detailed in the Summary Compensation Table. For 2021, in recognition of Mr. Gray’s performance and continued career progression, the CESGC promoted Mr. Gray to the office of Senior Vice President, Business Development and adjusted his base salary to C$355,000.

Jason O’Connell Senior Vice President, Energy

Jason O’Connell, Senior Vice President, Energy, has been with Franco-Nevada since 2008. In his role as Senior Vice President, Energy, Mr. O’Connell reports to Mr. Brink. Mr. O’Connell has held a variety of roles during his tenure with the Corporation, including managing the investor relations function and as a Director in the Business Development group. Prior to joining Franco-Nevada, he worked in mining equity research with the Bank of Montreal. Mr. O’Connell holds a Master of Business Administration degree from Dalhousie University and Bachelor of Science degree with honours in Geology from Acadia University.

Individual performance considerations	CESGC conclusions

Mr. O’Connell:

  Evaluated numerous business development opportunities during the course of the year

  Continued to implement a robust in-house asset management program including compliance audits to ensure proper payments of royalties

  Extensively engaged with shareholders on the Corporation’s Energy strategy

Mr. O’Connell met or exceeded all objectives set for him in 2020. Mr. O’Connell was awarded a cash bonus and other incentive compensation at targeted levels, all as detailed in the Summary Compensation Table.  For 2021, in recognition of Mr. O’Connell’s performance and continued career progression, the CESGC promoted Mr. O’Connell to the office of Senior Vice President, Energy and adjusted his base salary to C$355,000.

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Other

Pension, Perquisites and Personal Benefits

The Corporation has no pension plan, deferred compensation plan or other programs related to retirement funding. The Corporation provides health and insurance benefits, as well as basic fitness club memberships and parking or public transit reimbursement to all its employees including its Named Executive Officers. No additional benefits are provided to the Named Executive Officers. Given the relatively nominal nature of these perquisites and benefits, they do not affect decisions about other elements of compensation.

Termination and Change of Control Benefits

Messrs. Brink, Rana, Hong, Gray and O’Connell have termination and double-trigger change of control provisions in their respective employment agreements. See “Discussion of Summary Compensation Table – Employment Agreements”, “Termination Benefits” and “Change of Control Benefits” in this section below. Mr. Harquail no longer has an employment agreement with the Corporation due to his retirement as CEO. The CESGC took into account market standards for termination and change of control benefits when determining the events that trigger payment under these arrangements.

Other Compensation-Related Matters

Financial Instruments: The Corporation’s Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities requires pre-approval for trades by insiders. The policy also strictly prohibits the entering into of any “equity monetization” transactions or purchases of financial instruments that are designed to hedge or offset a decrease in market value of equity securities.

Anticipated Changes to Compensation Policies and Practices

New Objective Performance Metric

During 2020, the CESGC determined to adopt another objective metric to evaluate management’s ability to grow the Corporation which will be effective for the 2021 compensation year. The new objective metric is Royalty, Stream and Working Interest Book Value Growth per Share. The CESGC has adopted this performance measure to evaluate management’s performance in accretively growing the business through new acquisitions. The book value of the Corporation’s portfolio of royalty, stream and working interests is increased through the addition of new investments to the Corporation’s portfolio and is decreased by depletion and any impairments of assets.

In determining whether the Corporate Goal of Book Value Growth per Share has been achieved, the CESGC will measure whether the book value of the Corporation’s royalty, stream and working interests have increased on a per share basis over a three-year period. The three-year period was selected in order to maintain a focus on long-term growth and to mitigate excessive risk-taking for short-term growth. Positive growth on a per share basis will confirm management’s ability to grow the Corporation on an accretive basis. As this metric takes into account impairments of assets, it also provides a look

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back on management’s evaluation of investments and does not reward short-term growth which is not supported in the long-term.

The CESGC has determined that measuring over a three-year period is advisable in order to maintain a long-term focus on creating shareholder value and to mitigate potential incentives to focus on short-term growth.

Performance-Based RSUs Multiplier

As disclosed in the Corporation’s management information circular dated March 20, 2020, the CESGC planned on evaluating during 2020 the potential application of a performance adjustment factor to the performance-based RSUs. Previously, it was in the CESGC’s discretion to adjust the vesting of performance-based RSUs downwards in the event of underperformance. The CESGC determined that, effective with the 2021 compensation year, it would be appropriate to provide for both a downwards adjustment and an upwards adjustment based on an objective metric.  The CESGC determined that the Relative TSR Performance Metric, which was already being used to determine vesting of the performance-based RSUs, was appropriate to inform potential adjustments. The CESGC determined that, absent extraordinary circumstances, vesting of the performance-based RSUs would be adjusted downwards and upwards within a range of 25% underperformance and 25% outperformance against the Performance Index with straight line interpolation between the range. In the event of greater than 25% underperformance, zero performance-based RSUs would vest and in the event of greater than 25% outperformance, the maximum number of performance-based RSUs to vest is capped as described below. Illustrative examples are set out in the following table:

Performance Index	Relative TSR	Outperformance/ (Underperformance)	% of Performance-Based Shares Vesting
35%	9%	(26%)	0%
	30%	(5%)	80%
	35%	-	100%
	40%	5%	120%
	61%	26%	150%
	85%	50%	150%

The CESGC conducted back-testing of this methodology and determined that the 25% outperformance hurdle for the maximum adjustment was an appropriate stretch target for management. For performance-based RSUs which were granted in 2018 and 2019, it was determined that the maximum adjustment would be 2 times the original grant and for grants made in subsequent years the maximum adjustment would be 1.5 times the original grant to take into account the increase to the targeted award of performance-based RSUs as a percentage of base salary commencing in 2020. Any upward adjustments to the performance-based RSUs may be settled in cash or through the grant of additional RSUs which will be deducted from the share reserve of the 2018 Share Compensation Plan.

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Performance Graph

The graph below compares the cumulative total return over the five years ended December 31, 2020 of the common shares of the Corporation with the cumulative total return of the S&P/TSX Global Gold Index, the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index assuming a C$100 investment was made on December 31, 2015 and that all dividends had been reinvested.

Comparison of Cumulative Total Shareholder Return
on a C$100 Investment in Common Shares
of the Corporation and the Relevant S&P/TSX Indices

Over the five-year period ended December 31, 2020, an investment in the Corporation has resulted in a compound annual return on the investment of 21.7% (assuming reinvestment of dividends), significantly outperforming the market as set out in the graph above. Over the same five-year period, the trend of executive compensation has been relatively stable. Total Named Executive Officer compensation is set out in the chart above illustrating the total amount of compensation awarded to the Named Executive Officers as reported in the Corporation’s management information circular for each relevant year.

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Summary Compensation Table

The following tables (presented in accordance with Form 51-102F6) set forth all direct and indirect compensation for, or in connection with, services provided to the Corporation and its subsidiaries for the financial years ended December 31, 2020, 2019 and 2018 in respect of the Named Executive Officers. The tables are presented in both C$ and US$. While the Corporation pays its Named Executive Officers in Canadian dollars, many other companies (including companies that pay their Named Executive Officers in Canadian dollars) present their compensation information in US$ and, as such, the US$ table is presented first in order to facilitate comparison.

Summary Compensation Table

(in US$)(8)

Name and	Year	Salary(1)	Share-based	Option-based	Non-equity		All other	Total
principal			awards(2)	awards(3)	incentive plan		compensation(5)	compensation
position					compensation

					Annual	Long-term
					incentive	incentive
					plans(4)	plans

David Harquail(6)	2020	$195,551	Nil	Nil	$195,551	Nil	$591,941	$983,043
Former Chief Executive Officer	2019	$565,275	$1,136,250	$568,125	$847,913	Nil	$13,207	$3,130,770
	2018	$627,524	$1,212,948	$606,474	$627,524	Nil	$11,632	$3,086,102

Paul Brink	2020	$502,715	$1,644,510	Nil	$522,270	Nil	$11,112	$2,680,607
President &	2019	$471,063	$946,875	$473,438	$706,594	Nil	$11,703	$2,609,673
Chief Executive Officer	2018	$477,158	$691,727	$1,111,264	$238,579	Nil	$10,359	$2,529,087

Sandip Rana	2020	$447,660	$939,720	Nil	$223,830	Nil	$11,224	$1,622,434
Chief Financial Officer	2019	$452,220	$454,500	$227,250	$678,330	Nil	$12,713	$1,825,013
	2018	$437,395	$422,722	$211,361	$218,697	Nil	$9,543	$1,299,718

Lloyd Hong	2020	$410,355	$861,410	Nil	$205,178	Nil	$10,553	$1,487,496
Chief Legal Officer &	2019	$414,535	$416,625	$208,313	$621,803	Nil	$12,076	$1,673,352
Corporate Secretary	2018	$397,632	$384,293	$192,147	$198,816	Nil	$15,107	$1,187,995

Eaun Gray(7)	2020	$227,561	$358,268	Nil	$180,929	Nil	$11,564	$778,322
Vice President,	2019	$207,268	$208,313	$104,156	$310,901	Nil	$12,971	$843,609
Business Development	2018	$181,444	$175,357	$87,679	$181,444	Nil	$10,721	$636,645

Jason O’Connell(7)	2020	$249,944	$393,508	Nil	$124,972	Nil	$9,166	$777,590
Vice President, Energy	2019	$226,110	$227,250	$113,625	$339,165	Nil	$11,683	$917,833
	2018	$193,025	$186,550	$93,275	$289,538	Nil	$12,302	$774,690

Notes

(1)	Salary and other cash compensation awarded to, earned by, paid to, or payable to the Named Executive Officers was payable in Canadian dollars.
(2)	Represents time-based and performance-based RSUs. Time-based RSUs vest annually in equal thirds commencing on the first anniversary of the grant date. Performance-based RSUs vest on the third anniversary of the grant date (i.e. December 11, 2021, December 11, 2022 and December 11, 2023) upon satisfaction of certain performance criteria as described in “Elements of Compensation – Restricted Share Units”. The value of the share-based awards was calculated using the 5-day weighted average price on the TSX prior to the grant date (the “Grant Date Price”) and assuming pay-out of performance-based RSUs at target. The relevant grant dates and Grant Date Prices in Canadian dollars are as follows:

Grant date	Grant Date Price

December 11, 2020	C$171.33

December 11, 2019	C$129.32

December 11, 2018	C$94.57

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(3)	Represents stock options granted which will vest annually in equal thirds commencing on the first anniversary of the grant date. The fair value of stock options granted was calculated using a Black-Scholes option pricing model (the most commonly used form of fair value determination with respect to stock options). The relevant grant dates and Black-Scholes assumptions are as follows:

Grant date		Black-Scholes assumptions

	Risk-free rate	Life	Volatility	Dividend Yield

December 11, 2019	1.62%	4.0 years	27.54%	1.02%

December 11, 2018	1.99%	5.0 years	32.48%	1.36%

August 20, 2018	2.18%	5.0 years	33.29%	1.41%

(4)	Represents cash bonuses.
(5)	Includes all perquisites, including health and insurance benefits in all cases, C$125 or less per month for fitness club memberships in some cases and parking costs in some cases. In the case of Mr. Harquail, includes a one-time cash payment in lieu of pro-rated time-based and performance-based RSUs and continuation of health benefits coverage. Had it not been for Mr. Harquail’s retirement, the Corporation normally would have granted him RSUs at the end of 2020. Since Mr. Harquail was no longer an employee at the end of 2020, he was not eligible to receive the grant. However, as he was the Corporation’s CEO for a significant portion of 2020, the CESGC instead decided to provide him with a cash bonus for his time served.
(6)	For share-based awards granted to Mr. Harquail as part of his compensation as Chair of the Board, please refer to pages 15 to 24 of this Circular.
(7)	Messrs. Gray and O’Connell held the offices of Vice President, Business Development and Vice President, Energy, respectively, during 2017-2020 and were promoted to the offices of Senior Vice President, Business Development and Senior Vice President, Energy, respectively, effective January 1, 2021.
(8)	The rate used for currency translation into U.S. dollars (the Corporation’s reporting currency) of salary and other cash compensation was the average rate used for currency translation for the Corporation’s expenses for the relevant year, being 0.7461 for the year ended December 31, 2020, 0.7537 for the year ended December 31, 2019 and 0.7721 for the year ended December 31, 2018. The rate used for currency translation into U.S. dollars for share-based awards and option-based awards was the Bank of Canada daily rate on the relevant grant date, being 0.7831 for the December 11, 2020 awards, 0.7575 for the December 11, 2019 awards, 0.7462 for the December 11, 2018 awards, and 0.7654 for the August 20, 2018 award.

Summary Compensation Table (in C$)

Name and	Year	Salary(1)	Share-based	Option-based	Non-equity		All other	Total
principal			awards(2)	awards(3)	incentive plan		compensation(5)	compensation
position					compensation

					Annual	Long-term
					incentive	incentive
					plans(4)	plans

David Harquail(6)	2020	$262,097	Nil	Nil	$262,097	Nil	$793,380	$1,317,574
Former Chief	2019	$750,000	$1,500,000	$750,000	$1,125,000	Nil	$17,522	$4,142,522
Executive Officer	2018	$812,750	$1,625,500	$812,750	$812,750	Nil	$15,066	$4,078,816

Paul Brink	2020	$673,790	$2,100,000	Nil	$700,000	Nil	$14,893	$3,488,683
President & Chief	2019	$625,000	$1,250,000	$625,000	$937,500	Nil	$15,527	$3,453,027
Executive Officer	2018	$618,000	$927,000	$1,463,500	$309,000	Nil	$13,417	$3,330,917

Sandip Rana	2020	$600,000	$1,200,000	Nil	$300,000	Nil	$15,043	$2,115,043
Chief Financial	2019	$600,000	$600,000	$300,000	$900,000	Nil	$16,868	$2,416,868
Officer	2018	$566,500	$566,500	$283,250	$283,250	Nil	$12,360	$1,711,860

Lloyd Hong	2020	$550,000	$1,100,000	Nil	$275,000	Nil	$14,144	$1,939,144
Chief Legal Officer	2019	$550,000	$550,000	$275,000	$825,000	Nil	$16,022	$2,216,022
& Corporate	2018	$515,000	$515,000	$257,500	$257,500	Nil	$19,566	$1,564,566
Secretary

Eaun Gray	2020	$305,000	$457,500	Nil	$242,500	Nil	$15,499	$1,020,499
Vice President,	2019	$275,000	$275,000	$137,500	$412,500	Nil	$17,210	$1,117,210
Business	2018	$235,000	$235,000	$117,500	$235,000	Nil	$13,885	$836,385
Development

Jason O’Connell	2020	$335,000	$502,500	Nil	$167,500	Nil	$12,285	$1,017,285
Vice President,	2019	$300,000	$300,000	$150,000	$450,000	Nil	$15,501	$1,215,501
Energy	2018	$250,000	$250,000	$125,000	$375,000	Nil	$15,933	$1,015,933

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Discussion of Summary Compensation Table

Additional factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each executive officer’s employment agreement and executive officers’ equity investment requirements.

Employment Agreements

Each of Messrs. Brink, Rana, Hong, Gray and O’Connell has entered into an employment agreement with the Corporation which provides for a base salary, subject to an annual review by the CESGC which may recommend to the Board increases to such base salary. Mr. Harquail no longer has an employment agreement with the Corporation due to his retirement as CEO. Each such executive officer is also entitled to receive incentive compensation as described above (see “Elements of Compensation”). Each such executive officer is also eligible to participate in the 2018 Share Compensation Plan and is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives. Mr. Brink has additionally agreed to hold for one year following his departure from the Corporation the securities he has received from the Corporation in the then most recent three-year period under the Corporation’s equity incentive compensation plans.

For information as to the termination provisions and termination and change of control benefits provided in the above employment agreements, including changes to certain of the executive officers’ employment agreements, see “Termination and Change of Control Benefits” in this section below.

Clawback

The Named Executive Officers have each agreed to a clawback of their incentive compensation if (i) the Corporation’s financial statements are required to be restated due to the fraudulent behaviour or other intentional misconduct of such executive officers, or (ii) they are found to have engaged in intentional, egregious misconduct whether or not the Corporation’s financial statements are required to be restated. In each case they have agreed to reimburse the Corporation for, or forfeit, as applicable, any entitlement to any bonus or other incentive-based or equity-based compensation received by them during the 12-month period following the issuance/filing of the financial statements required to be restated or during the 12-month period prior to when the Corporation becomes aware of the misconduct, as applicable.

Executives’ Equity Investment Requirements

With a view to aligning the interests of executive officers with those of the Corporation’s shareholders, each executive officer of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to a multiple of such executive officer’s then current base salary as set out in the table below, depending on such executive officer’s level of responsibility. The requirement is to be satisfied in the form of common shares and RSUs of the Corporation. Each executive officer has a period of three years from the date on which he commenced employment with the Corporation as an executive officer to satisfy the minimum equity investment requirement.

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Under the Equity Ownership Policy for Executive Officers, if an executive officer has not achieved the minimum equity investment at the time of any options being exercised by the executive officer, he shall be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements and if an executive officer has not achieved the minimum equity investment at the time of any RSUs vesting, the executive officer will be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the RSUs vesting required to achieve the minimum equity ownership requirements.

For the purpose of determining the value of the equity investment of an executive officer at any time, the value of common shares and RSUs held by such executive officer will be based on the current market value of the common shares held and of the RSUs. The following table summarizes the equity investment in the Corporation of each executive officer as at March 19, 2021 (including ownership requirements for 2021 and onwards).

Equity Investment Summary

Name	Ownership	Equity Ownership		Equity Ownership		Net Changes in		Value of		Additional
	Requirement(1)	as at March 19, 2021		as at March 20, 2020		Equity Ownership		Equity Investment at		Required
	(in C$)							March 19, 2021(2)		Investment

		Common	RSUs	Common	RSUs	Common	RSUs	Common	RSUs
		Shares		Shares		Shares		Shares

Paul Brink	3 times base salary/	211,686	26,847	208,325	21,830	3,361	5,017	$33,023,016	$4,188,132	Nil
	$2,145,000

Sandip Rana	2 times base salary/	44,143	14,864	40,639	13,295	3,504	1,569	$6,886,308	$2,318,784	Nil
	$1,230,000

Lloyd Hong	2 times base salary/	8,535	13,596	6,600	12,123	1,935	1,473	$1,331,460	$2,120,976	Nil
	$1,120,000

Eaun Gray	2 times base salary/	3,249	6,098	2,443	4,979	806	1,119	$506,844	$951,288	Nil
	$710,000

Jason O'Connell	2 times base salary/	7,590	6,629	6,527	5,988	1,063	641	$1,184,040	$1,034,124	Nil
	$710,000

Notes

(1)	2021 base salaries have been set as follows: C$715,000 for Mr. Brink; C$615,000 for Mr. Rana; C$560,000 for Mr. Hong; C$355,000 for each of Messrs. Gray and O’Connell.
(2)	The closing price of the common shares on the TSX on March 19, 2021 was C$156.00 per share.

Other Information

There were no repricings during the financial year ended December 31, 2020. During the financial year ended December 31, 2020, no changes were made to the 2018 Share Compensation Plan. Please refer to pages 82 to 87 of this Circular for a summary of the 2018 Share Compensation Plan.

The share-based awards reported in the Summary Compensation Table above are for RSUs awarded pursuant to the 2018 Share Compensation Plan. During 2018, an aggregate of 41,070 RSUs were awarded to the Named Executive Officers, being 20,535 performance-based RSUs which will vest on December 11, 2021 upon satisfaction of certain performance criteria and 20,535 time-based RSUs which will vest annually in

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equal thirds commencing on the first anniversary of the award date (being December 11, 2019). During 2019, an aggregate of 32,480 RSUs were awarded to the Named Executive Officers, being 16,240 performance-based RSUs which will vest on December 11, 2022 upon the satisfaction of certain performance criteria and 16,240 time-based RSUs which will vest annually in equal thirds commencing on the first anniversary of the award date (being December 11, 2020). During 2020, an aggregate of 31,284 RSUs were awarded to the Named Executive Officers, being 19,289 performance-based RSUs which will vest on December 11, 2023 upon the satisfaction of certain performance criteria and 11,995 time-based RSUs which will vest annually in equal thirds commencing on the first anniversary of the award date (being December 11, 2021). The outstanding performance-based RSUs are now subject to the performance adjustment described above,

The only awards of options reported in the Summary Compensation Table above are as follows: (i)  an award of stock options to Mr. Brink in 2018 in connection with his promotion to President & Chief Operating Officer (39,777 options were awarded at an exercise price of C$88.76, vesting over a three-year period); (ii) an award of stock options to the Named Executive Officers in 2018 as part of the annual incentive compensation program (an aggregate of 74,521 options were awarded at an exercise price of C$94.57, vesting over a three-year period); and (iii) an award of stock options to the Named Executive Officers in 2019 as part of the annual incentive compensation program (an aggregate of 74,706 options were awarded at an exercise price of C$129.32, vesting over a three-year period).

There were no awards of stock options to Named Executive Officers in 2020 as the practice of granting stock options to management as part of the annual compensation program was discontinued starting in 2020. A total of 61,594 options were granted by the Corporation in 2020 in connection with new hires and internal promotions and the total option grant rate in 2020 as a percentage of the number of common shares outstanding as at December 31, 2020 was approximately 0.03%. The total cost of Named Executive Officer compensation in 2020 as a percentage of Adjusted EBITDA was approximately 1.0%.

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Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

Name	Option-based Awards				Share-based Awards

	Number of	Option	Option	Value of	Number of	Market or	Market or
	securities	exercise	expiration	unexercised	shares or	payout value	payout
	underlying	price	date	in-the-money	units that	of share-	value of
	unexercised	(in C$)		options(2)	have not	based	vested
	options(1)			(in C$)	vested(3)	awards that	share-
						have not	based
						vested(4)	awards
						(in C$)	not paid
							out or
							distributed

David Harquail(5)	28,053	$100.10	Dec. 11, 2027	$1,669,154	2,865	$457,254	Nil
	31,188	$94.57	Dec. 11, 2028	$2,028,156	8,594	$1,371,602
	26,681	$129.32	Dec. 11, 2029	$807,901	3,867	$617,173
					5,800	$925,680

Paul Brink	12,373	$55.58	Dec. 12, 2022	$1,287,039	1,634	$260,786	Nil
	17,307	$40.87	Dec. 11, 2023	$2,054,860	4,901	$782,200
	13,076	$59.52	Dec. 11, 2024	$1,308,646	3,222	$514,231
	14,251	$65.76	Dec. 11, 2025	$1,337,314	4,833	$771,347
	45,914	$75.45	Dec. 11, 2026	$3,863,663	4,086	$652,126
	9,901	$100.10	Dec. 11, 2027	$589,110	8,171	$1,304,092
	39,777	$88.76	Aug. 20, 2028	$2,817,803
	17,786	$94.57	Dec. 11, 2028	$1,156,624
	22,234	$129.32	Dec. 11, 2029	$673,246

Sandip Rana	605	$55.58	Dec. 12, 2022	$62,932	998	$159,281	Nil
	15,144	$40.87	Dec. 11, 2023	$1,798,047	2,995	$478,002
	11,675	$59.52	Dec. 11, 2024	$1,168,434	1,547	$246,901
	12,826	$65.76	Dec. 11, 2025	$1,203,592	2,320	$370,272
	45,914	$75.45	Dec. 11, 2026	$3,863,663	3,152	$503,059
	9,076	$100.10	Dec. 11, 2027	$540,022	3,852	$614,779
	10,869	$94.57	Dec. 11, 2028	$706,811
	10,672	$129.32	Dec. 11, 2029	$323,148

Lloyd Hong	8,251	$100.10	Dec. 11, 2027	$490,935	908	$144,917	Nil
	9,881	$94.57	Dec. 11, 2028	$642,561	2,723	$434,591
	9,783	$129.32	Dec. 11, 2029	$296,229	1,418	$226,313
					2,127	$339,469
					2,889	$461,084
					3,531	$563,548

Eaun Gray	25,000	$100.10	Dec. 11, 2027	$1,487,500	414	$66,074	Nil
	4,509	$94.57	Dec. 11, 2028	$293,220	1,242	$198,223
	4,892	$129.32	Dec. 11, 2029	$148,130	709	$113,156
					1,063	$169,655
					890	$142,044
					1,780	$284,088

Jason O’Connell	1,210	$100.10	Dec. 11, 2027	$71,995	441	$70,384	Nil
	3,198	$94.57	Dec. 11, 2028	$207,966	1,322	$210,991
	5,336	$129.32	Dec. 11, 2029	$161,574	773	$123,371
					1,160	$185,136
					978	$156,089
					1,955	$312,018

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Notes

(1)	Options vest over a three-year period in equal thirds commencing on the first anniversary of the grant date and have a 10-year term. Grant dates coincide with the date 10 years prior to the option expiration date.
(2)	The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2020, which was C$159.60 per share, less the exercise price of the options.
(3)	Represents time-based and performance-based RSUs. RSUs (ordered as time-based RSUs followed by performance-based RSUs) are listed in chronological order by grant date of December 11, 2018, December 11, 2019 and December 11, 2020, respectively. Time-based RSUs vest annually in equal thirds commencing on the first anniversary of the grant date and the figures listed represent the one-third (December 11, 2018 original grant), two-thirds (December 11, 2019 grant) and full grant (December 11, 2020 grant), respectively, of the original grant of RSUs that remain unvested. Performance-based RSUs vest on the third anniversary of the award date (i.e. December 11, 2021, December 11, 2022 and December 11, 2023) upon satisfaction of certain performance criteria as described in “Elements of Compensation – Restricted Share Units” in this section above.
(4)	The market or payout value was calculated using the closing price of the common shares on the TSX on December 31, 2020, which was C$159.60 per share.
(5)	As a non-executive director, Mr. Harquail is no longer eligible for the grant of executive incentive-based compensation. For share-based awards granted to Mr. Harquail as part of his compensation as Chair of the Board, please refer to pages 15 to 24 of this Circular.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards	Share-based awards	Non-equity incentive
	Value vested during	Value vested during	plan compensation
	the year(1)	the year(2)	Value earned during
	(in C$)	(in C$)	the year
			(in C$)

David Harquail(3)	$1,729,156	$2,700,745	$1,048,388

Paul Brink	$2,405,608	$1,212,990	$700,000

Sandip Rana	$604,325	$910,580	$300,000

Lloyd Hong	$550,386	$828,820	$275,000

Eaun Gray	$913,851	$259,855	$242,500

Jason O’Connell	$266,275	$384,002	$167,500

Notes

(1)	Represents 33 1/3% of options granted on December 11, 2017, August 20, 2018, December 11, 2018, and December 11, 2019. The value vested during the year of option-based grants was calculated using the closing price of C$199.42 and C$167.54 on the TSX on the vesting dates, which were August 20, 2020 and December 11, 2020, respectively, less the exercise price of the options.
(2)	Represents: (i) performance-based RSUs which were granted on December 11, 2017 and vested on December 11, 2020 following determination by the CESGC that the performance-vesting criteria had been satisfied; and (ii) the portion of time-based RSUs which vested in 2020 in respect of time-based RSUs that were granted in 2017, 2018 and 2019, respectively (in each case, being 33 1/3% of the common shares subject to the original RSU grant) as set out below:

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Name	Number of	Number of	Number of	Number of
	performance-	time-based RSUs	time-based RSUs	time-based RSUs
	based RSUs	granted in 2017	granted in 2018	granted in 2019
	which vested in	which vested in	which vested in	which vested in
	2020	2020	2020	2020

David Harquail	8,492	2,831	2,864	1,933

Paul Brink	2,997	999	1,633	1,611

Sandip Rana	2,747	916	999	773

Lloyd Hong	2,498	833	907	709

Eaun Gray	587	196	414	354

Jason O’Connell	1,099	366	440	387

The value vested was calculated using the closing price of C$167.54 on the TSX on the vesting date of December 11, 2020.

(3)	Includes a one-time cash payment in lieu of pro-rated time-based and performance-based RSUs for 2020.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each Named Executive Officer and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities	Aggregate	Unexercised			Value of
	Acquired on	Value	Options at			Unexercised
	Exercise	Realized(1)	Financial Year-End			In-the-Money
		(in C$)	Exercisable/			Options at
			Unexercisable			Financial Year-End(2)
						Exercisable/
						Unexercisable
						(in C$)

David Harquail	Nil	Nil	57,739	/	28,183	$ 3,290,568	/	$1,214,642

Paul Brink	Nil	Nil	158,608	/	34,011	$ 13,314,633	/	$1,773,671

Sandip Rana	10,000	$ 1,528,790	106,043	/	10,738	$ 9,215,604	/	$451,046

Lloyd Hong	45,914	$ 5,730,765	18,099	/	9,816	$ 1,018,030	/	$411,695

Eaun Gray	24,975	$ 3,013,191	29,637	/	4,764	$ 1,732,367	/	$196,483

Jason O'Connell	14,310	$ 1,740,163	4,588	/	5,156	$ 229,846	/	$211,689

Notes

(1)	The aggregate value realized was calculated using the sale price of the common shares realized by each Named Executive Officer following the exercise of options by each Named Executive Officer, less the exercise price of the options.
(2)	The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2020, which was C$159.60 per share, less the exercise price of the options.

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Discussion of Incentive Plan Awards

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are set out above in “Compensation Discussion & Analysis” and below under “Other Information – 2018 Share Compensation Plan Summary”. An aggregate of 95,199 stock options held by four Named Executive Officers were exercised during the financial year ended December 31, 2020.

For 2021, incentive compensation is expected to consist of an award of a cash bonus, time-based RSUs and performance-based RSUs which in the aggregate will be targeted at 400% of base salary for the President & Chief Executive Officer, 250% of base salary for the Chief Financial Officer and Chief Legal Officer and 200% for the Senior Vice President, Energy and Senior Vice President, Business Development. For illustrative purposes, if all pre-set corporate and personal objectives for 2021 are met, in 2021 cash bonuses, time-based RSUs and performance-based RSUs are targeted to be awarded as follows:

Illustrative Incentive Compensation
(in C$)

Name	Base	Target	Target	Target
	Salary	2021	2021	2021
		Cash	Time-based	Performance-based
		Bonus	RSUs	RSUs

Paul Brink	$715,000	$715,000	$715,000	$1,430,000

Sandip Rana	$615,000	$307,500	$553,500	$676,500

Lloyd Hong	$560,000	$280,000	$504,000	$616,000

Eaun Gray	$355,000	$177,500	$177,500	$355,000

Jason O'Connell	$355,000	$177,500	$177,500	$355,000

Termination and Change of Control Benefits

Each of Messrs. Brink, Rana, Hong, Gray and O’Connell has entered into an employment agreement with the Corporation that provides for payments at, following, or in connection with, a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or a change in such executive officers’ responsibilities. Mr. Harquail no longer has an employment agreement with the Corporation due to his retirement as CEO.

Termination Benefits

If any of Messrs. Brink, Rana, Hong, Gray and O’Connell is terminated without just cause or resigns for “good reason” as defined in the applicable employment agreement (see below), such executive officer will be entitled to a lump-sum severance payment equal to the sum of 24 months’ base salary (determined as at the time of termination or resignation, as applicable). The individual will also be entitled to continue participating in the Corporation’s benefit plans for the same 24-month period. If the Corporation is unable to continue the individual’s participation in one or more of its benefit plans, the

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Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time.

Under the terms of the executive officers’ employment agreements, the concept of resignation for “good reason” applies in circumstances unrelated to a “change of control” (see below). The concept of “good reason” generally includes:

changes in an executive officer’s duties or status, including a material change to the executive officer’s reporting relationship;

a change in aggregate compensation which would include annual base salary and the executive officer’s aggregate incentive compensation or aggregate target incentive compensation that would have the effect of reducing aggregate compensation by 35% or more, including any change in performance metrics that would produce such a result;

failure by the Corporation to continue to provide benefits at least as favourable as those initially provided or the taking of any action that would materially reduce any such benefits;
the Corporation requiring the executive officer to relocate; and
failure by the Corporation to obtain a satisfactory agreement from a successor corporation to assume and agree to perform the employment agreement.

Change of Control Benefits

The executive officers have double-trigger “change of control” provisions in their applicable employment agreements. A “change of control” is defined as: (i) the acquisition of control in law (whether by sale, transfer, merger, consolidation or otherwise) of the Corporation by a third party (that is, the acquisition of control of at least 50.1% of the issued and outstanding voting shares of the Corporation), or (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Corporation to a third party.

In the event that a “change of control” occurs and the executive officer is terminated without cause or resigns for “good reason” (as defined above) within the twelve-month period following the “change of control”, the Corporation is required to provide to the executive officer a lump-sum payment equal to a multiple of the executive officer’s base salary and bonus (see below) at the time of termination or resignation, as applicable. For this purpose, the term bonus means the sum of: (i) the cash bonus awarded for performance during the calendar year preceding the “change of control”; and (ii) the grant date dollar value of all share-based compensation awarded for performance during the calendar year preceding the “change of control”. The Corporation is also required to continue the executive officer’s benefits coverage for a specified period (see below). If the Corporation is unable to continue the executive officer’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time.

Under the terms of the 2018 Share Compensation Plan, all unvested RSUs and all options (whether or not currently exercisable) will vest or become exercisable, as applicable, at such time as determined by the CESGC in its sole discretion such that the

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executive officers will be able to participate in a change of control transaction, including by surrendering such RSUs or options, for consideration in the form of cash and/or securities, to be determined by the CESGC in its sole discretion.

For illustrative purposes, in accordance with Form 51-102F6, the following table sets out in Canadian dollars the amounts payable:

a.	a.if an executive officer had been terminated without just cause or had resigned for “good reason” on December 31, 2020,
b.	if an executive officer had been terminated without just cause or had resigned for “good reason” on December 31, 2020 following a “change of control” (based on the applicable multiple and the actual base salary and bonus received for 2020, the specified period for benefits and the actual benefits received for 2020, the value of options vested as of such date (assuming accelerated vesting of all options as a result of the change of control) and the value of RSUs vested as of such date (assuming accelerated vesting of all RSUs (both time-based and performance-based) as a result of the change of control)), and
c.	if an executive officer had neither been terminated without just cause nor had resigned for “good reason” on December 31, 2020 following a “change of control” (based on the value of options and RSUs vested as of such date assuming accelerated vesting of all options and RSUs as a result of the change of control).

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Name	Involuntary		Change of control		Change of control
	termination		and involuntary		without involuntary
	without cause or		termination without		termination but assuming
	resignation for		cause or resignation		accelerated vesting of
	"good reason"		for “good reason”		stock options and RSUs
	(a)		(b)		(c)
	(in C$)		(in C$)		(in C$)

Paul Brink
Severance	$1,400,000	(1)	$7,000,000	(3)	Nil
Option-based awards value vested	Nil		$1,773,671	(4)(7)	$1,773,671	(4)(7)
Share-based awards value vested	Nil		$2,372,294	(5)(7)	$2,372,294	(5)(7)
Benefits	$29,786	(2)	$29,786	(3)(6)	Nil

Sandip Rana
Severance	$1,200,000	(1)	$3,150,000	(3)	Nil
Option-based awards value vested	Nil		$451,046	(4)(7)	$451,046	(4)(7)
Share-based awards value vested	Nil		$2,372,294	(5)(7)	$2,372,294	(5)(7)
Benefits	$30,086	(2)	$22,565	(3)(6)	Nil

Lloyd Hong
Severance	$1,100,000	(1)	$2,887,500	(3)	Nil
Option-based awards value vested	Nil		$411,695	(4)(7)	$411,695	(4)(7)
Share-based awards value vested	Nil		$2,169,922	(5)(7)	$2,169,922	(5)(7)
Benefits	$28,288	(2)	$21,216	(3)(6)	Nil

Eaun Gray
Severance	$610,000	(1)	$1,507,500	(3)	Nil
Option-based awards value vested	Nil		$196,483	(4)(7)	$196,483	(4)(7)
Share-based awards value vested	Nil		$973,241	(5)(7)	$973,241	(5)(7)
Benefits	$30,998	(2)	$23,249	(3)(6)	Nil

Jason O'Connell
Severance	$670,000	(1)	$1,507,500	(3)	Nil
Option-based awards value vested	Nil		$211,689	(4)(7)	$211,689	(4)(7)
Share-based awards value vested	Nil		$1,057,988	(5)(7)	$1,057,988	(5)(7)
Benefits	$24,570	(2)	$18,428	(3)(6)	Nil

Notes

(1)	Equal to 24 months’ base salary for each executive officer as disclosed in the Summary Compensation Table.
(2)	The actual amounts of perquisites for all executive officers have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for 24 months.
(3)	The multiple and corresponding compensation period used for calculating the applicable lump-sum payments upon a “change of control” is: (i) 2 times or 24 months for Mr. Brink and (ii) 1.5 times or 18 months for Messrs. Rana, Hong, Gray and O’Connell.
(4)	The value of stock options (assuming accelerated vesting of all options as a result of the change of control as provided or permitted for in the 2018 Share Compensation Plan) was calculated using the closing price of the common shares on the TSX on December 31, 2020, which was C$159.60 per share, less the exercise price of the options.
(5)	The value of RSUs (assuming accelerated vesting of all RSUs (both time-based and performance-based at target) as a result of the 2018 Share Compensation Plan was calculated using the closing price of the common shares on the TSX on December 31, 2020, which was C$159.60 per share.
(6)	The actual amounts of perquisites for all executive officers have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for the compensation period.
(7)	Under the terms of the 2018 Share Compensation Plan, all unvested RSUs and all options (whether or not currently exercisable) will vest or become exercisable, as applicable, at such time as determined by the CESGC in its sole discretion such that the executive officers will be able to participate in a change of control transaction, including by surrendering such RSUs or options, for consideration in the form of cash and/or securities, to be determined by the CESGC in its sole discretion.

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OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The following table (presented in accordance with Form 51-102F5 – Information Circular) sets forth all compensation plans under which equity securities of the Corporation are authorized for issuance as of the end of the most recently completed financial year.

Equity Compensation Plan Information

Plan Category	Number of securities	Weighted-average	Number of securities
	to be issued	exercise price of	remaining available for
	upon exercise of	outstanding options,	future issuance under
	outstanding options,	warrants and rights	equity compensation plans
	warrants and rights	(b)	(excluding securities
	(a)	(in C$)	reflected in column (a))
			(c)

Equity compensation plans approved by shareholders – 2018 Share Compensation Plan – RSUs	102,708	N/A	N/A

Equity compensation plans approved by shareholders – 2018 Share Compensation Plan – Options	745,962	$90.08	N/A

Total	848,670	N/A	4,582,514⁽¹⁾

Note

(1)	The weighted average term in respect of outstanding options is 6.41 years.

2018 Share Compensation Plan

Background:  The 2018 Share Compensation Plan was approved by shareholders at the annual and special meeting of shareholders held on May 9, 2018. The 2018 Share Compensation Plan amended and restated the Corporation’s 2010 Share Compensation Plan approved by shareholders in May 2010.

Plan Maximum and Common Shares Reserved for Issuance Under the 2018 Share Compensation Plan:  The 2018 Share Compensation Plan has a fixed maximum of 9,700,876 common shares, representing approximately 5.1% of the issued and outstanding common shares as of December 31, 2020.

Common Shares Available for Issuance Under the 2018 Share Compensation Plan:  An aggregate of 4,582,514 common shares remain available for issuance pursuant to future grants and an aggregate of 848,670 common shares remain available for issuance for outstanding awards granted under the 2018 Share Compensation Plan

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(being approximately 2.40% and 0.44%, respectively, of the issued and outstanding common shares as of December 31, 2020). Of the 848,670 common shares issuable for outstanding awards, 745,962 common shares are issuable upon exercise of options and 102,708 are issuable upon vesting of RSUs (being approximately 0.39% and 0.05%, respectively, of the issued and outstanding common shares as of December 31, 2020).

Annual Burn Rates: The Corporation’s annual burn rate under the 2018 Share Compensation Plan for each of the Corporation’s three most recently completed fiscal years are as follows:

Burn Rates under the 2018 Share Compensation Plan

	2018	2019	2020

Total number of annual awards granted under the 2018 Share Compensation Plan(1)	202,889	144,897	98,659

Weighted average number of common shares outstanding(2)	186,145,150	187,677,339	190,287,170

Burn rate	0.11%	0.08%	0.05%

Notes

(1)	Includes options, performance-based RSUs and time-based RSUs.
(2)	Calculated in accordance with the CPA Canada Handbook: The weighted average number of common shares outstanding during the period is the number of common shares outstanding at the beginning of the applicable fiscal year, adjusted by the number of common shares bought back or issued during the applicable fiscal year multiplied by a time-weighting factor. The time-weighting factor is the number of days that the common shares are outstanding as a proportion of the total number of days in the applicable fiscal year.

Amendments to the 2018 Share Compensation Plan:  During the year ended December 31, 2020, no amendments were made to the 2018 Share Compensation Plan.

2018 Share Compensation Plan Summary

The ensuing description is a summary of the 2018 Share Compensation Plan.

Purpose: The stated purpose of the 2018 Share Compensation Plan is to advance the interests of the Corporation and its shareholders by: (a) ensuring that the interests of officers and employees are aligned with the success of the Corporation; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

Participants: Each officer and employee of the Corporation and its subsidiaries is eligible to participate in the 2018 Share Compensation Plan. Non-employee directors of the Corporation are not eligible to participate in the 2018 Share Compensation Plan in respect of RSUs. Under the 2018 Share Compensation Plan, non-employee directors of the Corporation are eligible to participate in respect of options, however, only on a limited basis consistent with the guidelines of certain governance rating agencies. See “Restriction on the Award of RSUs and Grant of Options” in this section below.

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Administration:  The 2018 Share Compensation Plan is administered by the CESGC, which determines, from time to time, the eligibility of persons to participate in the 2018 Share Compensation Plan, when RSUs and options will be awarded or granted, the number of RSUs and options to be awarded or granted, the vesting criteria for each award of RSUs and grant of options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Restriction on the Award of RSUs and Grant of Options:  Certain restrictions on awards of RSUs and grants of options apply as follows: (a) the total number of common shares issuable to any one person under the 2018 Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (b) the number of common shares reserved for issuance under the 2018 Share Compensation Plan together with any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (c) the number of common shares issuable to insiders under the 2018 Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (d) the number of common shares issued to insiders under the 2018 Share Compensation Plan and any other share compensation arrangements within any one-year period cannot exceed 5% of the common shares then outstanding; and (e) the number of common shares issued to any one person within any one-year period cannot exceed 5% of the common shares then outstanding. In addition, consistent with the guidelines of certain governance rating agencies relating to participation of non-employee directors in option plans, the number of common shares reserved for issuance over the life of the 2018 Share Compensation Plan to non-employee directors pursuant to options under the 2018 Share Compensation Plan is limited to 1.00% of the common shares then issued and outstanding. Further, annual grants are limited to a grant value of C$100,000 per non-employee director per year based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

Restricted Share Units:

(a)	Mechanics for RSUs: RSUs awarded to participants under the 2018 Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the 2018 Share Compensation Plan. Each RSU awarded conditionally entitles the holder thereof to the issuance of one common share upon achievement of the vesting criteria. It is currently anticipated that RSUs awarded under the 2018 Share Compensation Plan will be redeemed for common shares issued from treasury once the vesting criteria established by the CESGC at the time of the award have been satisfied. However, the Corporation will continue to retain the flexibility through the amendment provisions in the 2018 Share Compensation Plan to satisfy its obligation to issue common shares by purchasing common shares in the open market or by making a lump sum cash payment of equivalent value.
(b)	Vesting: The 2018 Share Compensation Plan provides that: (i) at the time of the award of RSUs, the CESGC will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may include criteria such as performance-vesting; (iii) RSUs with time-vesting criteria will, at a minimum (i.e.

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as the least restrictive criteria), vest annually in equal thirds commencing on the first anniversary of the award date; and (iv) RSUs with performance-vesting criteria will, at a minimum (i.e. as the least restrictive criteria), vest on the first day after the first anniversary of the award date of such RSUs. Currently, the CESGC has determined that performance-based RSUs will, subject to the achievement of pre-determined performance objectives, vest on the first day after the third anniversary of the award date of such RSUs. It is the CESGC’s current intention that RSUs will be awarded with both time-based vesting provisions and performance-based vesting provisions as components of the Corporation’s long-term, at-risk, incentive compensation program.

Options:

(a)	Mechanics for Options: Each option granted will entitle the holder thereof to the issuance of one common share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the 2018 Share Compensation Plan are exercisable for common shares issued from treasury once the vesting criteria established by the CESGC at the time of the grant have been satisfied. However, participants may also elect to exercise options pursuant to a broker-assisted cashless exercise, which provides for a full deduction of the number of underlying common shares from the 2018 Share Compensation Plan’s reserve. Specifically, the 2018 Share Compensation Plan has a cashless exercise feature in respect of options to facilitate the required tax and source deduction remittances. Under this feature, a participant may elect a cashless exercise in a notice of exercise of options if the common shares issuable on the exercise are to be immediately sold.
(b)	Vesting: The 2018 Share Compensation Plan provides that at the time of the grant of options, the CESGC will determine the vesting criteria applicable to the granted options and that unless otherwise determined by the CESGC, options shall vest annually in equal thirds commencing on the first anniversary of the award date.
(c)	Exercise Price: The CESGC will determine the exercise price and term/expiration date of each option, provided that the exercise price shall not be less than the fair market value (i.e. weighted average trading price for the last five trading days) on the date the option is granted and no option shall be exercisable after ten years from the date on which it is granted.

Termination, Retirement and Other Cessation of Employment:  A person participating in the 2018 Share Compensation Plan will cease to be eligible to participate in the following circumstances: (a) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (b) retirement; and (c) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, unless otherwise determined by the CESGC in its discretion, any unvested RSUs will be automatically forfeited and cancelled and any unvested options will be automatically cancelled, terminated and not available for exercise. Any vested options may be exercised only before the earlier of: (i) the termination of the option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all unvested RSUs must be forfeited

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and cancelled and all options are (whether or not then exercisable) automatically cancelled. If a person retires in accordance with the Corporation’s retirement policy at such time, the pro-rata portion of any unvested performance-based RSUs will not be forfeited or cancelled and instead shall vest after the retirement has occurred (as if it had not occurred), but only if the performance vesting criteria are met on the applicable measurement date.

Blackout Periods:  Under the 2018 Share Compensation Plan, should the vesting of an RSU fall, or the term of an option expire on a date that falls, within a blackout period or within nine business days following the expiration of a blackout period, the vesting or expiration dated, as applicable, will be automatically extended to the tenth business day after the end of the blackout period.

Change of Control:  The 2018 Share Compensation Plan provides that any unvested RSUs and any unvested options will vest at such time as determined by the CESGC such that RSU and option holders will be able to participate in a change of control transaction, including by surrendering such RSUs and options to the Corporation or a third party or exchanging such RSUs and options for consideration in the form of cash and/or securities.

Transferability:  RSUs awarded and options granted under the 2018 Share Compensation Plan are non-transferable other than in accordance with the 2018 Share Compensation Plan.

Amendment Provisions in the 2018 Share Compensation Plan:  The Board may amend the 2018 Share Compensation Plan or any RSU or option at any time without the consent of any participants under the 2018 Share Compensation Plan provided that such amendment shall:

(a)	not adversely alter or impair any RSU previously awarded or any option previously granted except as permitted by the adjustment provisions of the 2018 Share Compensation Plan;
(b)	be subject to any regulatory approvals including, where required, the approval of the TSX; and
(c)	be subject to shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments:
(i)	amendments of a “housekeeping nature”, including any amendment to the 2018 Share Compensation Plan or a RSU or option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the 2018 Share Compensation Plan or a RSU or option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;
(ii)	amendments that are necessary for RSUs or options to qualify for favourable treatment under applicable tax laws;

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(iii)	a change to the vesting provisions of any RSU or any option (including any alteration, extension or acceleration thereof);
(iv)	a change to the termination provisions of any option (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);
(v)	the introduction of features to the 2018 Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of participants under the 2018 Share Compensation Plan to such broker who would purchase common shares through the facilities of the TSX for such persons;
(vi)	the introduction of features to the 2018 Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, make lump-sum cash payments to participants under the 2018 Share Compensation Plan;
(vii)	the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the 2018 Share Compensation Plan reserve (which amendment has been made in respect of options to facilitate the required tax and source deduction remittances); and
(viii)	change the application of adjustment and change of control sections.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the 2018 Share Compensation Plan would:

(a)	increase the fixed maximum number of common shares issuable under the 2018 Share Compensation Plan, other than by virtue of the adjustment provisions in the 2018 Share Compensation Plan, or change from a fixed maximum number of common shares to a fixed maximum percentage of issued and outstanding common shares;
(b)	increase the limits referred to in this section above under “Restriction on the Award of RSUs and Grant of Options”;
(c)	permit the award of RSUs to non-employee directors of the Corporation or a change in the limitations on grants of options to non-employee directors;
(d)	permit RSUs or options to be transferable or assignable other than for normal estate settlement purposes;
(e)	reduce the exercise price of any option (including any cancellation of an option for the purpose of reissuance of a new option at a lower exercise price to the same person);
(f)	extend the term of any option beyond the original term (except if such period is being extended by virtue of a blackout period); or
(g)	amend the amendment provisions in the 2018 Share Compensation Plan.

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Indebtedness of Directors and Officers

During the most recently completed financial year and as at the date hereof, no director, proposed nominee for election as a director, officer, employee or associate of any such persons has been or is indebted to the Corporation nor has the Corporation guaranteed any loans on behalf of any of these individuals.

Interest of Management and Others in Material Transactions

Management of the Corporation is not aware of a material interest, direct or indirect, of any director or officer of the Corporation, any director or officer of a body corporate that is itself an insider or subsidiary of the Corporation, any proposed nominee for election as a director of the Corporation, any principal shareholder, or any associate or affiliate of any such person, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Directors and Officers Liability Insurance

The Corporation maintains directors’ and officers’ liability insurance for the officers and directors of the Corporation which provides coverage in the amount of US$80 million in each policy year. The deductible amount on the policy is US$5 million and the total annual premium for the policy for 2021 is US$0.8 million, which excludes any commissions paid to brokers.

SHAREHOLDER PROPOSALS FOR NEXT MEETING

The CBCA, which governs the Corporation, sets out detailed requirements to be complied with for shareholder proposals and provides that they must be received by December 20, 2021 to be considered for inclusion in the management information circular and the form of proxy for the 2022 annual meeting of shareholders, which is expected to be held on or about May 4, 2022.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.franco-nevada.com. Financial information is provided in the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2020.

In addition, copies of the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2020 may be obtained upon request to the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

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DIRECTORS’ APPROVAL

The directors of the Corporation have approved the contents and the sending of this Circular.

DATED as of March 19, 2021.

ON BEHALF OF THE BOARD OF DIRECTORS

“Lloyd Hong”
Chief Legal Officer & Corporate Secretary

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SCHEDULE “A”

FRANCO-NEVADA CORPORATION

MANDATE OF THE BOARD OF DIRECTORS

1.	PURPOSE

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors (the “Board of Directors” or “Board”) of Franco-Nevada Corporation (“Franco-Nevada”). The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of Franco-Nevada with the highest standards of ethical conduct and in the best interests of Franco-Nevada.

2.	COMPOSITION

The Board of Directors shall be composed of between 6 and 12 individuals, the majority of whom will be Canadian residents. The Board shall be constituted with a majority of individuals who qualify as “independent” directors as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices.

3.	RESPONSIBILITIES OF THE BOARD OF DIRECTORS

The Board of Directors is responsible for the stewardship of Franco-Nevada and in that regard shall be responsible for:

(a)	to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;
(b)	enhancing the reputation, goodwill and image of Franco-Nevada;
(c)	adopting a strategic planning process and reviewing, on an annual basis, the strategic plan and business objectives of Franco-Nevada (taking into account, among other things, the opportunities and risks of Franco-Nevada’s business) that are presented by management;
(d)	the identification and review of the principal risks of Franco-Nevada’s business and ensuring, with the assistance of the audit committee of the Board (the “Audit and Risk Committee”), the implementation of appropriate risk management systems;
(e)	ensuring, with the assistance of the Compensation and ESG Committee of the Board (the “Compensation and ESG Committee”), the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable laws, and that such compliance is reviewed periodically by the Compensation and ESG Committee;

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(f)	assessing the performance of Franco-Nevada’s executive officers, monitoring succession plans and periodically monitoring the compensation levels of executive officers based on the determinations and recommendations made by the Compensation and ESG Committee;
(g)	ensuring internal control and management information systems are in place for Franco-Nevada, with the Audit Committee assessing the effectiveness of the internal control and management information systems through meetings held with the external auditors, as appropriate, and senior management and a review of reports prepared by senior management;
(h)	establishing the Audit and Risk Committee as a standing audit committee of the Board;
(i)	developing Franco-Nevada’s approach to corporate governance by establishing the Compensation and ESG Committee as a standing committee of the Board, including developing a set of corporate governance principles and guidelines that are specifically applicable to Franco-Nevada;
(j)	ensuring that Franco-Nevada has in place a communication policy which enables Franco-Nevada to effectively communicate with shareholders, other stakeholders and the public generally, and is reviewed at such intervals as the Board deems appropriate; and
(k)	establishing measures for receiving feedback from stakeholders.
4.	EXPECTATIONS OF DIRECTORS

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board.

(a)	Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance.
(b)	Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair of the Board, the Chief Executive Officer and any other appropriate executive officer(s) of Franco-Nevada to ask questions and discuss agenda items prior to meetings.
(c)	Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of Franco-Nevada, including its financial statements, and the risks it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.
(d)	Loyalty and Ethics. In their roles as directors, all directors owe a duty of loyalty to Franco-Nevada. This duty of loyalty mandates that the best

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interests of Franco-Nevada take precedence over any other interest possessed by a director. Directors are expected to conduct themselves in accordance with Franco-Nevada’s Code of Business Conduct and Ethics.
(e)	Other Directorships and Significant Activities. Franco-Nevada values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. No director should serve on the board of a competitor or of a regulatory body with oversight of Franco-Nevada. Each director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the director’s time and availability for his or her commitment to Franco-Nevada. Directors should advise the chair of the Compensation and ESG Committee and the Chief Executive Officer before accepting membership on other public company boards of directors or any audit committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the director’s relationship to Franco-Nevada.
(f)	Contact with Management and Employees. All directors should be free to contact the Chief Executive Officer at any time to discuss any aspect of Franco-Nevada’s business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of Franco-Nevada. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer in meetings of the Board of Directors and committees, or in other formal or informal settings.
(g)	Speaking on Behalf of Franco-Nevada. It is important that Franco-Nevada speak to employees and outside constituencies with a single voice, and that management serve as the primary spokesperson. As a result, directors should ensure that they adhere to Franco-Nevada’s disclosure policy.
(h)	Confidentiality. The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

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5.	MEASURES FOR RECEIVING SHAREHOLDER FEEDBACK

All publicly disseminated materials of Franco-Nevada shall provide for a mechanism for feedback from shareholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the Board of Directors on a semi-annual basis or at such other interval as they see fit. Specific procedures for permitting shareholder feedback and communication with the Board will be prescribed by Franco-Nevada’s disclosure policy approved by the Board.

6.	MEETINGS

The Board of Directors will meet not less than four times per year: three meetings to review quarterly results and one prior to the issuance of the annual financial results of Franco-Nevada.

7.	INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

8.	EXPECTATIONS OF MANAGEMENT OF FRANCO-NEVADA

Management shall be required to report to the Board of Directors at the request of the Board on the performance of Franco-Nevada, management’s concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects management to promptly report to the Chair of the Board any significant developments, changes, transactions or proposals respecting Franco-Nevada.

9.	ANNUAL EVALUATION

At least annually, the Board of Directors through the Compensation and ESG Committee shall, in a manner it determines to be appropriate:

(a)	conduct a review and evaluation of the performance of the Board and its members, its committees and their members, including the compliance of the Board with this mandate and of the committees with their respective charters; and
(b)	review and assess the adequacy of this mandate on an annual basis.

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